Exhibit 99.1

News Release

February 13, 2009

TELUS Reports Fourth Quarter Results

2008 results consistent with latest guidance

Vancouver, B.C. – TELUS Corporation today reported fourth quarter 2008 revenue of $2.45 billion, an increase of five per cent from a year ago. The performance was driven primarily by seven per cent growth in wireless revenue and 13 per cent growth in wireline data revenue, more than offsetting declines in local and long distance wireline revenues. Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA), decreased by $16 million due to increased investments in operating efficiency initiatives that resulted in restructuring costs increasing by $32 million.

Net income in the quarter was $285 million and earnings per share (EPS) were $0.90, down 29 per cent and 27 per cent respectively. Net income and EPS included favourable tax-related adjustments of approximately $32 million or 10 cents per share this quarter, compared to $143 million or 44 cents in the quarter a year ago. Excluding tax related adjustments in 2007 and 2008, net income and EPS were relatively unchanged.

For the full year, TELUS reported revenue growth of six per cent to $9.65 billion and five per cent growth in EBITDA. EBITDA growth when adjusted to exclude the 2007 net-cash settlement feature expense was one percent for the year. Excluding the $882 million paid for AWS wireless spectrum licences, TELUS generated free cash flow of $1.2 billion, which reflected a five per cent increase in capital expenditures and lower cash tax recoveries. TELUS met two of four original consolidated 2008 targets and three of four segmented targets (set in December 2007). Consolidated revenue and capital expenditure guidance was achieved, but a variance in wireless EBITDA caused a small miss in consolidated EBITDA and a 3.7 per cent shortfall to targeted EPS.

FINANCIAL HIGHLIGHTS

C$ in millions, except per share amounts	3 months ended December 31
(unaudited)	2008	2007	% Change
Operating revenues	2,454	2,330	5.3
EBITDA(1)	937	953	(1.7)
Income before income taxes and non-controlling interest	373	384	(2.9)
Net income (2)	285	400	(29)
Net income (excluding income tax-related adjustments) (2)	253	257	(1.6)
Earnings per share (EPS), basic (2)	0.90	1.23	(27)
Cash provided by operating activities	747	818	(8.7)
Capital expenditures	631	472	34
Free cash flow (3)	61	379	(84)

(1)

Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring costs. See Section 6.1 of Management’s review of operations.

(2)

Net income and EPS for the three month period in 2008 included favourable income tax-related adjustments of $32 million or 10 cents per share, compared to $143 million or 44 cents for the same period in 2007.

(3)	See Section 6.2 of Management’s review of operations.

“Fourth quarter results reflect our previously communicated intent to materially augment our ongoing operating efficiency program initiated in 2001, and accordingly restructuring costs tripled in 2008 to $59 million, including $38 million this quarter alone,” said Darren Entwistle, TELUS president and CEO. “In addition, increased capital expenditures reflect TELUS’ capability to fund future strategic growth initiatives such as the start of the joint build of a next generation wireless network and implementation of large managed data network contracts. The very fact we are able to invest in value-creating projects during this time of economic uncertainty speaks to the efficacy and robustness of our national growth strategy.”

“These results are consistent with our most recent annual guidance for 2008. TELUS is entering 2009 with enviable financial strength and balance sheet flexibility, supported by long-standing, prudent financial policies and strong investment grade ratings,” said Robert McFarlane, TELUS executive vice-president and CFO.

This news release contains statements about expected future events and financial and operating results of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results and events to differ materially from that expressed in the forward-looking statements. Accordingly this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2009 targets and share purchases), qualifications and risk factors referred to in the Management’s discussion and analysis in the 2007 annual report, the 2008 first, second and third quarter reports, and the 2008 fourth quarter Management’s review of operations, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on www.sedar.com) and in the United States (on EDGAR at www.sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

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OPERATING HIGHLIGHTS

TELUS wireless
•	External revenues increased by $77 million or 6.9% to $1.2 billion in the fourth quarter of 2008, compared with the same period in 2007
•	Wireless data revenue increased $72 million or 55% due to the continued adoption of full function smartphones and increased adoption of data services including messaging and social networking
•

ARPU (average revenue per subscriber unit per month) declined by 2.4% to $62.16 compared to the same quarter a year ago. The fast-growing data component of $11.17, represented 18% of ARPU, while the voice component continued to decline as a result of competitive pricing pressure

•

Net subscriber additions were 148,000 representing a decrease of 8.6% from the same period a year ago. Postpaid net additions were 119,000, an increase of 11%, while prepaid loading decreased by 47% to 29,000. Postpaid additions represented 80% of total net additions

•

EBITDA of $492 million was unchanged over the fourth quarter of 2007, as increased network revenue was offset by higher cost of acquisition and retention expenses, and network and other expenses to support the 10% growth in the wireless subscriber base, higher data revenue and the launch of the Koodo basic service brand. Retention expenses increased due to higher retention volumes and continued increases in smartphone adoption

•

Cost of acquisition per gross addition increased 10% year-over-year to $388 reflecting slightly higher seasonal advertising, launch advertising for the BlackBerry Storm for which only limited shipments were received in 2008, and higher subsidies on smartphones in response to competitor pricing

•	Blended monthly subscriber churn increased slightly to 1.62% from 1.59% a year ago
•	Simple cash flow (EBITDA less capital expenditures) decreased by 28% to $256 million in the quarter due to planned higher capital spending to support the start of the HSPA network build-out.

TELUS wireline
•

External revenues increased by $47 million or 3.9% to $1.27 billion in the fourth quarter of 2008, when compared with the same period in 2007, as data and other growth more than offset the moderate declines in local and long distance revenues

•

Data revenues increased by $62 million or 13% due to higher revenues primarily from the January acquisition of Emergis, increased enhanced data and hosting services, as well as high-speed Internet and TELUS TV subscriber growth. When adjusted for Emergis and mandated regulatory adjustments, underlying data growth was approximately 3%

•	TELUS added 19,000 net high-speed Internet subscribers, a 27% decrease from a year ago, due to increased competition and a maturing market
•

EBITDA of $445 million declined by $16 million or 3.5% due primarily to higher restructuring costs, increased cost of sales for TELUS TV, and upfront costs for implementing large complex enterprise customer services

•

Network access lines (NALs) declined by 36,000 in the quarter, and 3.6% from a year ago. Consistent with past experience, residential NAL losses include the effect of ongoing competitive activity and wireless substitution, partially mitigated by an increase in business access lines

•

Simple cash flow (EBITDA less capital expenditures) decreased $74 million to $50 million in the quarter due to lower EBITDA and a $58 million increase in capital expenditures. The increase in capital primarily relates to supporting new enterprise customers and enhancing the broadband network.

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Corporate and Business Developments

TELUS awarded Government of Quebec contract

TELUS was selected by the Government of Quebec to deliver and manage the province’s next generation data network, the Réseau intégré de télécommunication multimédia (RITM), through a competitive bid process. This provincial infrastructure will provide data connections to some 160 ministries and agencies, and 350 health institutions across the province. The initial contract term is five years with the option to extend for another three years, and a transition of two additional years. The contract is expected to be worth up to approximately $900 million over 10 years.

This project will consolidate the Government of Quebec’s two largest existing telecommunications networks, the Réseau de télécommunication multimédia de l’administration publique (RETEM) and the Réseau de télécommunications sociosanitaire (RTSS), into one that is secure, robust and designed to accommodate the constantly growing needs of its new electronic health and e.government services plans. In addition, the Government of Quebec will make the RITM available to all provincial public and parapublic institutions including municipalities and educational institutions.

TELUS named 2008 Health Company of the Year

The Information Technology Association of Canada named TELUS the 2008 Health Company of the Year. The award honours TELUS as a distinguished for-profit healthcare information technology company that has demonstrated excellence in the Canadian health informatics industry within the past 12 months. TELUS was nominated as a private sector company that has excelled in corporate initiatives and client satisfaction, delivering exceptional quality of service.

Sunnybrook Health Sciences Centre contracts with TELUS

In January, TELUS Health Solutions announced a multi-million dollar deal with Sunnybrook Health Sciences Centre to upgrade the hospital’s existing electronic medical record system to TELUS’ advanced web-based platform. The new system, Oacis, allows healthcare providers to capture and display every aspect of patient care from admission to discharge in one simple platform. At Sunnybrook the technology has been used to support a patient-controlled life-long health record.

TELUS has also acquired the intellectual property rights for MyChart, Sunnybrook Health Science’s innovative electronic continuity-of-care record system for patients. Personal electronic health records allow patients to manage their health by giving them immediate access to their personal health information as well as improving the information exchange between them and their healthcare providers. MyChart currently has over 1,000 users including doctors, clinicians, patients and family members.

TELUS acquires Remote Patient Monitoring solution

In January, TELUS announced the strategic acquisition of the rights to a Remote Patient Monitoring solution developed by Quebec-based New IT Technologies. The system gives Canadians receiving homecare tools to stay in touch with their healthcare providers, and for those providers to actively monitor critical data like blood pressure, insulin levels, vital signs medication and fluid intakes. Patient information can be communicated via phone, Internet and through wireless devices.

TELUS inaugurates new call centre in Rimouski, Quebec

After transforming four local offices into future friendly work spaces for its 1,300 team members in Rimouski, TELUS inaugurated a new call centre in the Édifice TELUS T.-A.-Bernier in early February. The remodelled location is now home to 250 team members, most of whom are wireline customer care agents for TELUS TV, Internet and home phone service subscribers. By uniting these teams, TELUS has added capacity in its wireless call centre. TELUS remains a leading employer for the region.

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TELUS expands international call centre capabilities providing Spanish-language support

TELUS is opening a contact centre in Clark County, Nevada this spring to provide bilingual English and Spanish language service for U.S.-based corporate clients. We also augmented our contact centre outsourcing capabilities recently by acquiring a minority investment in a company with call centre operations in three Central American countries. These new sites augment TELUS’ existing international business process outsourcing (BPO) capabilities allowing TELUS to offer clients Spanish-English language call centre support from a variety of diverse locations, thereby enhancing TELUS’ ability to offer services from a variety of time zones and shift calls to alternate sites in the case of a business interruption affecting one area of the world.

TELUS already provides a broad suite of call centre and BPO services to some of the world’s largest telecommunications companies, utilities, financial services corporations, and consumer electronic companies. As the contact centre and BPO industry evolves, more corporations are seeking one service provider to meet their business needs. Spanish-English language service is increasingly a prerequisite for meeting the needs of U.S.-based multinational clients of TELUS and the new investments improve TELUS’ competitive offering for this growing line of business.

Wireless Products & Services

TELUS brings Canadians the BlackBerry Storm smartphone

In December, TELUS launched the much anticipated touchscreen BlackBerry Storm 9530 smartphone with exclusive content from independent music label Arts & Craft. The BlackBerry Storm smartphone’s SurePress touchscreen depresses slightly when pressed, giving customers tactile feedback and making navigation and typing more precise.  It also sports the features and reliability BlackBerry smartphone users have come to expect – easy-to-use email and instant messaging, full HTML Internet browsing, and integrated access to Facebook and MySpace, on TELUS’ 3G network. Limited supplies of the handset received in mid-December were boosted with further deliveries in late December and January.

Also in the quarter TELUS launched the BlackBerry Pearl 8130 in new colours, red and blue, and the HTC Touch Pro with Windows Mobile 6.1.

TELUS launches BlackBerry Curve 8350i smartphone with Push to Talk on Mike Network

In January, TELUS launched the new BlackBerry Curve 8350i smartphone, the ultimate productivity tool for professionals in the field and on the go who need instant communication with their teams along with instant access to their e-mail. The new smartphone is packed with functionality, including built-in Wi-Fi and GPS, and combines the industry-leading BlackBerry communications and multimedia capabilities with Mike’s Direct Connect Push to Talk.

Awards and Community Investment

Aberdeen Group selects TELUS for case study

In January, global research company the Aberdeen Group selected TELUS for its annual case study on how technology improves learning. One company is highlighted each year for best-in-class practices as a benchmark for other companies. TELUS was selected from a pool of 535 companies due to its ability to align business priorities with learning and performance development to produce results. As a learning-focused technology company, TELUS is committed to investing in professional growth for team members.

5

Canadian Institute of Chartered Accountants presents TELUS with five awards

In December, the Canadian Institute of Chartered Accountants (CICA) presented TELUS with the Overall Award of Excellence for Corporate Reporting, at its annual awards. The CICA judged TELUS’ 2007 financial reporting package, which includes its annual report to shareholders, information circular, corporate social responsibility report and online investor relations and corporate governance information, the best across all industries. TELUS also received the Award of Excellence for Financial Reporting, the Award of Excellence for Corporate Reporting in the Communications and Media category, Honourable Mention for Corporate Governance Disclosure, and Honourable Mention for Excellence in Sustainable Development Reporting.

TELUS directory assistance service tops U.S. and Canadian ranking

In November, TELUS was recognized by the Paisley Group, a directory assistance and operator services consulting company, for the best wholesale directory assistance service in both the United States and Canada.  The Paisley Group conducts annual audits of customer service in the directory assistance industry and announced their 2008 results in November. In addition to being ranked Canada’s best national directory assistance provider for the sixth consecutive year, and now the top wholesale directory assistance provider in the U.S., TELUS won the 2008 award for Excellence in Automation in Directory Information Services at the DIS Awards of Excellence and was named Best Wholesaler at the Information Services Conference.

TELUS and its team members donate $7.1 million to Canadian charities

TELUS employees, retirees, board members and retailers pledged $3.4 million to more than 2,900 charities across Canada. As a result of these pledges, $7.1 million will be donated in 2009 as part of the TELUS Employee Charitable Giving program. TELUS team members and alumni make donations through payroll and pension deduction to 48,000 eligible registered Canadian charities such as the Canadian Cancer Society, BC Children’s Hospital Foundation and the Canadian Breast Cancer Foundation. TELUS matches donations dollar for dollar to provide financial support for eligible charities. TELUS and its team members have contributed $135 million to charitable and not-for-profit organizations and volunteered more than 2.6 million hours of service to local communities since 2000.

TELUS employees contribute $1 million to juvenile diabetes research

In November, to celebrate National Diabetes Awareness Month, the Juvenile Diabetes Research Foundation (JDRF) announced nearly $8 million was raised in 2008 through the annual TELUS Walk to Cure Diabetes. Hundreds of TELUS employees took part in the Walk, while TELUS matched each dollar they donated for a total $1 million contribution towards research to find a cure for juvenile diabetes. The annual TELUS Walk to Cure Diabetes is JDRF’s biggest fundraising event and took place in more than 60 communities across the country this summer, raising money for much needed research to help the more than 200,000 Canadians living with type 1 diabetes.

National Junior Hockey’s PK Subban joins HEROS kids in Toronto

Adding to the excitement around Team Canada winning the IIHF World Junior Championship, TELUS brought some of Canada’s hockey heroes to children involved in the HEROS (Hockey Education Reaching Out Society) program. In January, the Toronto Community Board arranged for children at Brookview Middle School, in the economically disadvantaged area of Jane and Finch, to meet Team Canada hero PK Subban. PK communicated the importance of perseverance, education and setting goals on and off the ice. TELUS is a sponsor of Hockey Canada and a supporter of HEROS.

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Dividend Declaration

The Board of Directors has declared a quarterly dividend of forty-seven and one half cents ($0.475) Canadian per share on the issued and outstanding Common shares and forty-seven and one half cents ($0.475) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on April 1, 2009 to holders of record at the close of business on March 11, 2009.

This quarterly dividend represents a two and one half cent (ten cents annualized) or 5.6 per cent increase from the $0.45 quarterly dividend paid on April 1, 2008.

Media relations: Shawn Hall (604) 697-8176 shawn.hall@telus.com	Investor relations: Robert Mitchell (416) 279-3219 ir@telus.com

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.7 billion of annual revenue and 11.6 million customer connections including 6.1 million wireless subscribers, 4.2 million wireline network access lines and 1.2 million Internet subscribers. TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. Committed to being Canada’s premier corporate citizen, we give where we live. Since 2000, TELUS and our team members have contributed $135 million to charitable and not-for-profit organizations and volunteered more than 2.6 million hours of service to local communities. Nine TELUS Community Boards across Canada lead our local philanthropic initiatives. For more information about TELUS, please visit telus.com.

7

TELUS CORPORATION

Management’s review of operations

2008 Q4

TELUS Corporation — 2008 Q4 Management’s review of operations

Caution regarding forward-looking statements

This report contains forward-looking statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions (see Section 1.5 Financial and operating targets for 2009), predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Targets for 2009 and assumptions are described in Section 1.5.

Factors that could cause actual results to differ materially include, but are not limited to:

Competition (including more active price competition and from the likelihood of new wireless competitors beginning to offer services in late 2009 and into 2010 resulting from the 2008 advanced wireless services (AWS) spectrum auction); economic growth and fluctuations (including the global credit crisis, and pension performance, funding and expenses); capital expenditure levels (increased in 2009 and potentially future years due to the Company’s fourth generation (4G) wireless deployment strategy and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities and fund share repurchases); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments; business integrations and internal reorganizations (including ability to successfully implement cost reduction initiatives); technology (including reliance on systems and information technology, broadband and wireless technology options, choice of suppliers and suppliers’ ability to maintain and service their product lines, expected technology and evolution path and transition to 4G technology, expected future benefits and performance of HSPA (high speed packet access) / LTE (long-term evolution) wireless technology, successful implementation of the network build and sharing arrangement with Bell Canada to achieve cost efficiencies and reduce deployment risks, successful deployment and operation of new wireless networks and successful introduction of new products, services and supporting systems); regulatory approvals and developments (including interpretation and application of tower sharing and roaming rules, the design and impact of future spectrum auctions, the review of new media and Internet traffic management practices, and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations, and implementation of large complex deals); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); any prospective acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on www.sedar.com) and in its filings in the United States including Form 40-F (on EDGAR at www.sec.gov).

For further information, see Risks and risk management in Section 10 of TELUS’ 2007 annual and 2008 first, second and third quarter Management’s discussion and analyses, as well as updates reported in Section 5 of this document.

Management’s review of operations

February 11, 2009

The following is a discussion of the consolidated financial position and results of operations of TELUS Corporation for the three-month periods and years ended December 31, 2008 and 2007. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above. Accounting policies are consistent with those described in Note 1 of TELUS’ 2007 Consolidated financial statements and developments set out in TELUS’ 2008 first, second and third quarter Management’s discussions and analyses.

TELUS has issued guidance on and reports on certain non-GAAP measures used by management to evaluate performance of business units, segments and the Company. Non-GAAP measures are also used to determine compliance with debt covenants and manage the capital structure. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the reader’s reference, the definition, calculation and reconciliation of consolidated non-GAAP measures are provided in Section 6: Reconciliation of non-GAAP measures and definition of key operating indicators.

Management’s review of operations

Section		Description
1.	Introduction, performance summary and targets	A summary of TELUS’ consolidated results for 2008, performance against 2008 targets, and presentation of targets for 2009
2.	Results from operations	A detailed discussion of operating results for the fourth quarter and year ended December 31, 2008
3.	Changes in financial position	A discussion of changes in the consolidated statements of financial position for the year ending December 31, 2008
4.	Liquidity and capital resources	A discussion of cash flow, liquidity, credit facilities and other disclosures
5.	Risks and risk management	An update of certain risks and uncertainties facing TELUS and how the Company manages these risks
6.	Reconciliation of non-GAAP measures and definition of key operating indicators	A description, calculation and reconciliation of certain measures used by management

1.             Introduction, performance summary and targets

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s review of operations and risk updates in Section 5. It is also qualified by Section 10: Risks and risk management of TELUS’ 2007 annual Management’s discussion and analysis, and updates in TELUS’ 2008 first, second and third quarter Management’s discussions and analyses.

1.1 Materiality for disclosures

Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

1.2 Canadian economy and telecommunications industry

Economic and telecom industry growth

In early 2009, economic uncertainty related to tightening of credit markets worldwide remains. The credit situation remains fluid and it is difficult to predict future outcomes. TELUS’ capital structure financial policies were designed with credit cycles in mind (see Capabilities — Section 4.3 Liquidity and capital resources in TELUS’ annual 2007 Management’s discussion and analysis). The Company believes that these financial policies and guidelines, and maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital markets.

The Government of Canada, in its January 2009 public budget documents, noted there was a broad-based consensus that the Canadian economy entered into recession in the fourth quarter of 2008, and that private sector forecasters expected the recession to last three quarters. The economic weakness and stock market decline that began in 2008 is expected to increase TELUS’ net defined benefits plans expense and funding in 2009, as reflected in the Company’s public targets for 2009. See Section 1.5 Financial and operating targets for 2009.

The Company estimates that revenues for the Canadian telecom industry grew by approximately 4%, due to continued wireless growth, which more than offset the declines of a mature wireline segment. TELUS’ 2008 revenues increased by 6% to $9.65 billion due to wireless growth and wireline data revenue growth assisted by acquisitions completed in January.

Key industry development

In December 2008, the pending sale of Canada’s largest incumbent telecommunications company BCE (Bell Canada) was terminated due to its failure to satisfy a solvency condition. BCE is taking action to attempt to recover a $1.2 billion deal break fee from the acquiring consortium led by Teachers Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan. BCE in mid-2008 had a change in CEO, embarked on a reorganization and efficiency program, and changed its branding. On the collapse of the acquisition, dividend payments were resumed and a modest share repurchase program was announced. Had the proposed acquisition been completed, BCE was expected to be highly levered with debt and extremely focused on maximizing short-term cash flow. BCE with less leverage is expected to remain a strong competitor to TELUS and other communications companies in Canada.

Wireless developments

TELUS estimates that Canadian wireless revenues grew by 10% in 2008 and that market penetration for the industry increased to approximately 65% of the population. The expectation for 2009 is a further 4.5 percentage point gain in the proportion of population using wireless services, which are increasingly seen as non-discretionary services, and less likely than many other consumer products to be cut in an economic downturn.

In 2008, TELUS’ wireless segment achieved 9% revenue growth (including 55% data revenue growth) and 10% subscriber growth. The Company’s Mike® service has exposure to the transport, construction, automotive and oil and gas sectors, which have been particularly affected by the economic downturn, resulting in a weakening in Mike service ARPU (average revenue per subscriber unit). Overall wireless ARPU decreased 2% in the fourth quarter and 1% for the full year of 2008 when compared to 2007. The economic downturn has also led to reduced voice roaming revenues.

As in recent years, a key driver of wireless growth continues to be the increased smartphone adoption and usage of data services such as text messaging and mobile computing. Canadian wireless providers continue the roll-out of faster next generation high-speed wireless networks to capture this growth opportunity. In 2008, TELUS announced its wireless technology evolution strategy toward fourth generation (4G) LTE, including the current joint HSPA network build and expected service launch by early 2010.

Competition remains intense due to a number of factors including introduction of TELUS’ basic brand and service (Koodo Mobile®) in March 2008; the presence of mobile virtual network operators (MVNOs) such as Virgin Mobile and Videotron Ltd.; and discount brand offerings by Bell (Solo) and Rogers (Fido). Introduction of wireless number portability in March 2007 facilitates customers moving to a different provider while retaining their existing phone number. Competition is expected to increase in future years as a result of new entrants acquiring spectrum in the 2008 AWS spectrum auction.

Advanced wireless services (AWS) and other spectrum auction in the 2 GHz range

Industry Canada conducted a wireless spectrum licence auction between May 27 and July 21, 2008 for 90 MHz of AWS spectrum (including 40 MHz set aside for new entrants), 10 MHz for personal communications network (PCS) service extension, and 5 MHz for another small band. The auction concluded after 331 rounds with Industry Canada reporting total proceeds of $4,255 million (average of $1.55/MHz/POP for AWS and PCS spectrum, where POP refers to person of population). Proceeds from the auction were up to three times more than original expectations before the auction began.

TELUS was the successful bidder on 59 spectrum licences, providing additional spectrum depth nationally in markets TELUS already covers. Of the 59 licences acquired, 32 were 20 MHz licences covering geographic areas of Quebec, Southwestern Ontario, Ottawa Region, Manitoba, Saskatchewan, Alberta and B.C., while 27 were 10 MHz licences covering Toronto, Central and Northern Ontario, Yukon, Northwest Territories and Nunavut, Newfoundland and Labrador, Nova Scotia, New Brunswick, and P.E.I. The average spectrum acquired in the AWS auction by TELUS was 16.2 MHz at a cost of $1.82/MHz/POP.

TELUS paid Industry Canada $882 million for the licences and related auction charges in the third quarter, through a combination of drawing on its credit facilities and utilization of cash on hand. Each of the successful spectrum bidders was required to demonstrate compliance with Canadian ownership requirements and other licence conditions. TELUS received its ownership compliance decision from Industry Canada effective December 2008.

Wireless competition is expected to increase in the future as a result of several entrants acquiring regional spectrum in the AWS spectrum auction, as summarized below. Subject to meeting Industry Canada’s eligibility requirements, some entrants are expected to begin offering services in late 2009 and in 2010, as they establish operations, and build wireless networks in areas where they have won spectrum.

Existing and potential competitors acquiring licences in the 2008 Industry Canada spectrum auction

Competitor	Primary geographic focus
Incumbent national facilities-based competitors
Rogers Communications Inc.	Expansion of existing national capacity
Bell Mobility Inc. (Bell Canada)	Expansion of existing national capacity
TELUS	Expansion of existing national capacity for future LTE technology deployment
Incumbent provincial facilities-based competitors
MTS Allstream	Expansion of existing Manitoba capacity
SaskTel	Expansion of existing Saskatchewan capacity
Entrants (1)
Globalive Wireless LP	Spectrum in most regions, but excluding most of Quebec
Data & Audio-Visual Enterprises	Spectrum in most major centres outside of Saskatchewan, Manitoba, Quebec and Atlantic Canada
BMV Holdings (6934579 Canada Inc.)	Spectrum in Southern and Eastern Ontario and Southern and Eastern Quebec
Québecor Inc. (9193-2962 Québec Inc.)	Regional spectrum in Quebec and parts of Ontario, including Toronto
Shaw Communications Inc.	Regional spectrum in Western Canada and Northern Ontario
Bragg Communications Inc.	Regional spectrum in Atlantic Canada and Southwestern Ontario, as well as Grande Prairie, Alberta
Novus Wireless Inc.	Provincial spectrum in B.C. and Alberta
Blue Canada Wireless Inc.	Provincial spectrum in Nova Scotia and P.E.I.
Others	Three local areas in total

(1) Subject to building a wireless network in the geographic areas where they elect to complete.

Wireline developments

As in 2007, the industry is continuing to focus its attention on broadband services to moderate the losses in network access lines. As penetration in this area approaches a saturation point, telecom and cable-TV companies have started to compete on speed, applications and price to differentiate their product offerings. Internet protocol (IP) telephony has facilitated a growing revenue stream for cable-TV companies. Telecom companies are strategically positioning themselves to encroach into the TV entertainment market with existing satellite TV service and/or new IP TV offerings. Consumers continue to substitute wireless and VoIP (voice over IP) services for traditional wired telephony services. Competitive losses and substitution have resulted in certain North American telecom companies having residential access line losses around 12%. At December 31, 2008, TELUS’ estimated wireline share of the local residential telephony market in B.C. and Alberta was 66%. Approximately 12% of households in B.C. and Alberta have only wireless telephone service amongst all providers, including TELUS.

The Company operates its incumbent wireline business in B.C., Alberta and Eastern Quebec, which have been less exposed to the manufacturing downturn in Central Canada and somewhat less to cyclical commodity businesses — oil and lumber being an exception. The Company’s national business growth strategy is focused on four vertical markets that do not include manufacturing and TELUS continues to see growth in the public sector and healthcare sectors in particular.

TELUS’ wireline segment external revenues increased 4% in 2008. Growth from wireline data services, including data revenues from two acquisitions, more than offset losses in voice services. While business network access lines increased by 2% in both 2008 and 2007 from the Company’s focus on non-incumbent growth, TELUS’ residential access lines decreased by 7.5% in 2008 and 6.5% in 2007, due to continued strong competition particularly from cable telephony and technological substitution.

Building capability in business markets

TELUS’ approach to the business market is through growth in Central Canada as well as nationally, with a focus on key vertical markets, including the public sector, healthcare, financial services and energy. In 2008, TELUS advanced its capabilities in the healthcare and financial services sectors with the January 2008 acquisition of Emergis Inc., a business process outsourcer specializing in these areas, and a leader in the automation of electronic health records. TELUS has become a national leader in the provision of advanced data solutions to the healthcare sector.

TELUS continues to expand its broad suite of call centre and business process outsourcing services for the benefit of a large roster of Canadian, U.S. and international clients. These services are reliant on TELUS’s growing call centre operations that are located in various locations around the world including the Philippines. More recently, bilingual Spanish and English language capabilities have been added by acquiring a minority investment in a company with call centre operations in three Central American countries, and soon at a new TELUS call centre being opened in Clark County, Nevada. This geographic expansion and augmented bilingual Spanish-English language support improves the Company’s competitive offering for this growing line of business.

1.3 Consolidated highlights

The chief executive officer, who is the chief operating decision-maker, regularly received TELUS’ 2008 and 2007 consolidated reports on two bases: including and excluding (labelled “(as adjusted)”) an incremental charge for introducing a net-cash settlement feature for share option awards granted prior to 2005. The net-cash settlement feature was introduced in the first quarter of 2007. The highlights table below presents the unadjusted and adjusted views.

Consolidated highlights ($ millions, except per share amounts,	Quarters ended December 31			Years ended December 31
subscribers and ratios)	2008	2007	Change	2008	2007	Change

Consolidated statements of income

Operating revenues	2,454	2,330	5.3%	9,653	9,074	6.4%

Operating income	502	499	0.6%	2,066	1,974	4.7%
Net-cash settlement feature expense	—	1	(100)%	—	169	(100)%
Operating income (as adjusted)	502	500	0.4%	2,066	2,143	(3.6)%

Income before income taxes	373	384	(2.9)%	1,567	1,498	4.6%
Net-cash settlement feature expense	—	1	(100)%	—	169	(100)%
Income before income taxes (as adjusted)	373	385	(3.1)%	1,567	1,667	(6.0)%

Net income	285	400	(29)%	1,128	1,258	(10)%
Net-cash settlement feature expense, after tax	—	1	(100)%	—	105	(100)%
Net income (as adjusted)	285	401	(29)%	1,128	1,363	(17)%

Earnings per share, basic ($)	0.90	1.23	(27)%	3.52	3.79	(7.1)%
Net-cash settlement feature per share	—	—	—%	—	0.32	(100)%
Earnings per share, basic (as adjusted) ($)	0.90	1.23	(27)%	3.52	4.11	(14)%

Earnings per share, diluted ($)	0.89	1.22	(27)%	3.51	3.76	(6.6)%

Cash dividends declared per share ($)	0.475	0.45	5.6%	1.825	1.575	16%

Consolidated statements of cash flows

Cash provided by operating activities	747	818	(8.7)%	2,819	3,172	(11)%
Cash used by investing activities	643	472	36%	3,433	1,772	94%
Capital expenditures	631	472	34%	1,859	1,770	5.0%
Payment for advanced wireless spectrum licences	—	—	—	882	—	n.m.
Acquisitions	—	—	—	696	—	n.m.
Cash provided (used) by financing activities	(136)	(327)	58%	598	(1,369)	n.m.

Subscribers and other measures

Subscriber connections (1) (thousands)				11,595	11,147	4.0%

EBITDA (2)	937	953	(1.7)%	3,779	3,589	5.3%
Net-cash settlement feature expense	—	1	(100)%	—	169	(100)%
EBITDA (as adjusted)	937	954	(1.8)%	3,779	3,758	0.6%

Free cash flow (3)	114	427	(73)%	567	1,573	(64)%

Debt and payout ratios (4)

Net debt to EBITDA – excluding restructuring costs				1.9	1.7	0.2
Dividend payout ratio (5) (%)				56	54	2	pts

n.m. — not meaningful; pts — percentage points

(1)

The sum of wireless subscribers, network access lines and Internet access subscribers measured at the end of the respective periods based on information in billing and other systems. The measure excludes TELUS TV ® subscriber connections.

(2)	EBITDA is a non-GAAP measure. See Section 6.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
(3)	Based on defined benefits plans net recovery and including payment for AWS spectrum licences for the full year of 2008. See Section 6.2 Free cash flow.
(4)	See Section 4.4 Liquidity and capital resource measures and Section 6.4 Definitions of liquidity and capital resource measures.
(5)	Based on earnings per share excluding favourable tax-related adjustments and net-cash settlement feature expense.

Highlights from operations:

•                  The Company met two of four original consolidated targets, and met three of the four original segmented targets for 2008. See Section 1.4 Performance scorecard for 2008 results.

•                  Subscriber connections reported exclude TELUS TV subscribers. Connections increased by 448,000 during 2008, net of approximately 28,000 subscriber deactivations from turning down the analogue wireless network in September. The number of wireless subscribers grew by 10% to 6.13 million, the number of Internet subscribers grew by 3.8% to 1.22 million and the number of network access lines decreased by 3.6% to 4.25 million. Excluding the analogue wireless subscriber deactivations, subscriber connections increased by approximately 476,000.

•                  The Company’s wireless gross subscriber additions for 2008 set TELUS fourth quarter and full year records, and were positively influenced by the introduction of the new postpaid basic service and brand Koodo Mobile earlier in 2008. Wireless average revenue per subscriber unit per month (ARPU) was $62.16 in the fourth quarter of 2008 and $62.73 for the full year of 2008, down 2% and 1%, respectively, from 2007, reflecting price competition in voice services, offset by strong data ARPU growth.

•                  Operating revenues increased by $124 million and $579 million, respectively, in the fourth quarter and full year of 2008 when compared to the same periods in 2007, due primarily to growth in wireless network revenues and wireline data revenues, which more than offset revenue declines in wireline voice local and long distance. Growth in wireline data revenues included revenues from two acquisitions, Emergis Inc. and, to a much lesser extent, Fastvibe, completed in January 2008.

•                  Operating income adjusted to exclude the net-cash settlement feature increased by $2 million in the fourth quarter of 2008 and decreased by $77 million in the full year of 2008, when compared to the same periods in 2007. The increase for the fourth quarter was primarily due to lower depreciation expenses, net of lower EBITDA (as adjusted) and increased amortization of software assets. The decrease in Operating income (as adjusted) for the full year was mainly due to additional software amortization from the January acquisition of Emergis and implementation of a new phase of the converged wireline billing and client care platform in July 2008, as well as a 2.1% increase in depreciation, net of higher EBITDA (as adjusted). EBITDA (as adjusted) decreased by $17 million in the fourth quarter of 2008, mainly due to increased restructuring charges. For the full year, EBITDA (as adjusted) increased by $21 million, as increased data revenues were partly offset by costs supporting the growth, including costs of acquisition supporting strong wireless subscriber additions and upfront implementation costs for new wireline enterprise customers.

•                  Income before income taxes (as adjusted) decreased by $12 million and $100 million, respectively, in the fourth quarter and full year of 2008 when compared to the same periods in 2007. Decreases were due to lower operating income (as adjusted) and higher net financing costs. Net financing costs include increased interest expenses mainly from debt added in 2008 to help fund acquisitions in January and payment for AWS spectrum licences in the third quarter. Net financing costs also include interest income, which increased in the fourth quarter but decreased significantly for the full year primarily due to different amounts of interest on tax refunds in each year. The decrease in interest income for the full year was also due to lower cash and temporary investments in 2008.

•                  Net income decreased by $115 million or 33 cents per share (basic) in the fourth quarter of 2008, and decreased by $130 million or 27 cents per share (basic) for the full year of 2008, when compared to the same periods in 2007. The decreases included lower net income tax recoveries and related interest in the fourth quarter and full year of $111 million (34 cents per share) and $208 million (63 cents per share), respectively. Net income before income tax-related adjustments decreased by $4 million in the fourth quarter and increased by $78 million or 36 cents per share for the full year. Average shares outstanding in 2008 were 3.4% lower than 2007, due to market repurchases under normal course issuer bid (NCIB) programs.

Net income changes ($ millions)	Quarters ended December 31	Years ended December 31

Net income in 2007	400	1,258
Deduct favourable income tax-related adjustments in 2007 (see Section 2.2)	(143)	(257)
	257	1,001
Tax-effected changes:
Lower net-cash settlement feature expense	1	105
Change in EBITDA as adjusted (1)	(12)	14
Lower (higher) depreciation and amortization (1), excluding investment tax credits	9	(69)
Interest expenses (1)	(8)	2
Other	6	26
	253	1,079
Favourable income tax-related adjustments in 2008 (see Section 2.2)	32	49

Net income in 2008	285	1,128

(1) For the purposes of this presentation, the 2008 blended statutory tax rate was used.

Highlights - liquidity and capital resources:

•                  At December 31, 2008, TELUS had unutilized credit facilities of $1.15 billion, as well as unutilized availability under its accounts receivable securitization program, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity. In addition, the Company continues to meet the two other key guidelines. Net debt to EBITDA at December 31, 2008 was 1.9 times, within the Company’s long-term target policy range of 1.5 to 2.0 times. The dividend payout ratio, based on the annualized fourth quarter dividend and earnings for 2008 (excluding favourable income tax-related adjustments), was 56%, slightly above the Company’s prospective guideline of 45% to 55% of sustainable net earnings. In December, the Company renewed its $700 million, 364-day credit facility with a syndicate of Canadian banks, extending the term to March 1, 2010.

•                  The Company renewed its NCIB program for another year. Under Program 5, which will expire on December 23, 2009, the maximum number of TELUS shares that may be purchased is eight million, or 2.5% of the shares outstanding at December 31, 2008. See Section 4.3 Cash used by financing activities.

•                  Cash provided by operating activities decreased by $71 million and $353 million, respectively, in the fourth quarter and full year of 2008 when compared to the same periods in 2007, primarily due to lower recoveries of income taxes and related interest. In addition, during the fourth quarter of 2008, proceeds from securitized accounts receivable increased by $50 million, as compared to a reduction of $50 million in the same period of 2007. For the full year of 2008, proceeds from securitized accounts receivable were reduced by $200 million (as compared to no change for 2007).

•                  Cash used by investing activities increased by $171 million and $1,661 million, respectively, in the fourth quarter and full year of 2008 when compared with the same periods in 2007. The increase for the fourth quarter was due primarily to higher capital expenditures. The full year increase was due to payment of $882 million for advanced wireless services spectrum licences, the January 2008 acquisition of Emergis for $692 million (net of acquired cash) and higher capital expenditures. The increase in capital expenditures in 2008 was directed to investments supporting high bandwidth services for business and residential customers, the next generation wireless HSPA network, healthcare and financial services solutions and upfront expenditures to support new enterprise customers.

•                  Net cash used by financing activities was $136 million in the fourth quarter of 2008, as compared to $327 million in the same period of 2007, as fewer shares were repurchased under NCIB programs and the dividend for the fourth quarter of 2008 was remitted on the January 2, 2009 payment date (while the dividend for the fourth quarter of 2007 was remitted on December 31, 2007 for the January 1, 2008 payment date).

Net cash provided by financing activities was $598 million for the full year of 2008 and included higher utilization of the 2012 bank facility and the April 2008 issue of $500 million Notes maturing in 2015, partly offset by a reduction in issued commercial paper. These activities helped support payment of $882 million for AWS spectrum licences in the third quarter and $692 million for January acquisitions, net of acquired cash. Net cash used by financing activities in 2007 was $1,369 million, and included the June 2007 repayment of $1.5 billion of matured Notes.

•                  The dividend declared in the fourth quarter of 2008 increased 6% to 47.5 cents per Common Share and Non-Voting Share, up from 45 cents per share declared in each of the four preceding quarters. This is the fifth consecutive annual increase in the quarterly dividend rate.

•                  Free cash flow decreased by $313 million and $1,006 million, respectively, in the fourth quarter and full year of 2008 when compared to the same periods in 2007. The decrease for the fourth quarter was due mainly to receipt of income tax recoveries and related interest in the fourth quarter of 2007, as well as higher capital expenditures in 2008. The decrease for the full year also included payment of $882 million for AWS spectrum licences in 2008. Financing activities in 2008 supplemented free cash flow to help fund January acquisitions and the purchase AWS spectrum licences.

1.4 Performance scorecard

Five of the eight original consolidated and segmented targets for 2008 were met, while three were not achieved. Targets for consolidated revenue, wireline revenue and EBITDA, and wireless revenue were achieved. Consolidated and wireless EBITDA fell below their respective target ranges due to several factors, including lower wireless ARPU, higher subscriber acquisition and retention expenses and costs associated with data growth. Earnings per share (EPS) fell within the target range only as a result of favourable income tax recoveries; hence, the 2008 EPS target was not achieved. The consolidated capital expenditure target was achieved with actual expenditures 2% below the $1.9 billion target.

During the year, management provided revised annual 2008 guidance and assumptions, when the results for the second and third quarters were announced. Annual guidance revisions for 2008 were also provided for revenues and capital expenditures in the 2009 targets news release and investor call on December 16, 2008. Actual results met the eight metrics from the final guidance, except for capital expenditures.

In the following scorecard, TELUS’ results for 2008 are compared to its original targets. Targets for 2009 are also presented and are fully qualified by the Caution regarding forward-looking statements at the beginning of Management’s review of operations and Section 5: Risks and risk management.

Scorecards		Performance for 2008				2009 targets
Legend
✓✓ ✓ X	Exceeded target range Met target Missed target	Actual results	Change from 2007	Original 2008 targets	Target result	Targets	Change from 2008 actual results

Consolidated

Revenues		$9.653 billion	6.4%	$9.6 to $9.8 billion	✓	$10.025 to $10.275 billion	4 to 6%

EBITDA (1) (2)		$3.779 billion	0.6%	$3.8 to $3.95 billion	X	$3.75 to $3.9 billion	(1) to 3%

EPS — basic (3)		$3.52	(14)%	$3.50 to $3.80	—	$3.40 to $3.70	(3) to 5%

EPS — basic, (3) (excluding favourable income tax-related impacts) (4)		$3.37	1.2%	$3.50 to $3.80	X	$3.40 to $3.70	1 to 10%

Capital expenditures (excluding expenditures for AWS spectrum licences in 2008) (5)		$1.859 billion	5.0%	Approx. $1.9 billion	✓	Approx. $2.05 billion	10%

Wireline segment

Revenue (external)		$5.021 billion	4.4%	$4.975 to $5.075 billion	✓	$5.05 to $5.175 billion	0 to 3%

EBITDA (2)		$1.774 billion	(3.0)%	$1.725 to $1.8 billion	✓	$1.65 to $1.725 billion	(3) to (7)%

Wireless segment

Revenue (external)		$4.632 billion	8.6%	$4.625 to $4.725 billion	✓	$4.975 to $5.1 billion	7 to 10%

EBITDA (2)		$2.005 billion	3.9%	$2.075 to $2.15 billion	X	$2.1 to $2.175 billion	5 to 8%

(1)	See Section 6.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition.
(2)

For comparative purposes, EBITDA for 2007 was adjusted to exclude an incremental pre-tax charge that related to the introduction of a net-cash settlement feature for share option awards granted prior to 2005. Of the consolidated total $169 million, approximately $145 million was recorded in wireline and $24 million was recorded in wireless.

(3)	For comparative purposes, basic EPS for 2007 was adjusted to exclude an incremental after-tax charge of $0.32 per share for the introduction of a net-cash settlement feature.
(4)	A non-GAAP measure.
(5)	The target for 2008 capital expenditures was set excluding expenditures in the AWS spectrum auction held from May to July 2008.

The following key assumptions were made at the time the 2008 targets were announced in December 2007.

Assumptions for 2008 targets	Actual or estimated result for 2008
Canadian real GDP growth estimate of 2.8% and above average growth in the provinces of Alberta and B.C.

Growing economic uncertainty in 2008 resulted in the Conference Board of Canada, Canadian banks and others to reduce forecasts several times. Real GDP growth rates for 2008 are estimated to be less than one per cent for Canada with above average growth for B.C. and Alberta. These estimates were aggregated from recent reports from the Bank of Canada and several Canadian banks.

Canadian dollar at or near parity with the U.S. dollar

The Canadian dollar closed at U.S. $0.821 on December 31, 2008, after averaging U.S. $0.94 for the full year, based on daily closing rates. Influenced by declining commodity prices and growing economic uncertainty, the Canadian dollar averaged U.S. $0.825 in the fourth quarter of 2008, down from an average U.S. $0.98 for the first nine months. (Source: the Bank of Canada.)

TELUS maintained its position of fully hedging foreign exchange exposure for the 8.00% U.S. dollar Notes due 2011. The Company’s foreign exchange risk management also includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar transactions and commitments

Increased wireline competition in both business and consumer markets, particularly from cable-TV and VoIP companies

Confirmed by: (i) a western cable-TV competitor reporting strong high-speed Internet and telephone net additions and expansion of its product offerings to appeal to a wider consumer and small / medium business base in more locations; and (ii) TELUS’ network access line losses of 3.6% in 2008

The impact from the acquisition of Emergis was assumed to begin in March 2008	The transaction closed in mid-January 2008 and had only a minor impact on TELUS’ 2008 targets

Assumptions for 2008 targets	Actual or estimated result for 2008
Canadian wireless industry market penetration gain estimate is 4.5 to five percentage points for the year	Wireless market penetration gain is estimated to be within this range
The capital expenditures target explicitly excluded potential purchases of wireless spectrum in the AWS spectrum auction	Actual results were as noted above. Payments of $882 million for AWS spectrum licences were recorded in the third quarter
No new wireless competitive entrant assumed for 2008

Correct assumption. Eight regional competitive entrants have acquired spectrum licences in the AWS auction concluded July 2008, but it is expected that entrants are not likely to offer services until late 2009 or 2010

Restructuring expenses of approximately $50 million include the integration of Emergis	Actual result of $59 million for the full year supported efforts aimed at improving cost structures and enhancing efficiency that gained traction towards the end of the year
A blended statutory income tax rate of 31% to 32%	The blended statutory rate was 31% as a result of enacted British Columbia tax rate changes
A discount rate of 5.5% (50 basis points higher than 2007) and expected long-term return of 7.25% for pension accounting (unchanged from 2007)	Pension accounting assumptions are set at the beginning of the year. See Section 1.5 for the 2009 assumptions
Average shares outstanding of approximately 320 million	Average shares for 2008 were 320 million, or 3.4% lower than in 2007.

1.5 Financial and operating targets for 2009

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s review of operations, as well as Section 5: Risks and risk management. The following assumptions apply to TELUS’ 2009 targets shown in the table in the previous section. The 2009 targets and assumptions were originally announced on December 16, 2008.

For 2009, TELUS is targeting 4 to 6% consolidated revenue growth, an increase of $372 to $622 million. EBITDA growth is expected to be in a range of up to 3%, moderated by an increased pension expense in 2009 due to equity market weakness in 2008. Restructuring costs in 2009 have been estimated between $50 million and $75 million. EPS are targeted to be $3.40 to $3.70, similar to 2008, which was positively impacted by income tax adjustments. Excluding positive 2008 tax adjustments, 2009 EPS is targeted to increase up to 10%.

Wireless revenues are forecast to increase 7 to 10% in 2009 due to continued growth in subscribers, increased smartphone adoption and increased wireless data service adoption and usage. Wireless EBITDA is expected to increase 5 to 8% in 2009.

Wireline revenue is expected to increase by up to 3% in 2009, driven by data growth. Wireline EBITDA is expected to decrease 3 to 7% as a result of increased pension expenses, upfront expenses associated with growth services (including early phase implementation costs for large business contracts), and expected increased restructuring charges, being somewhat offset by results from ongoing efficiency initiatives.

TELUS expects its 2009 EPS to be impacted by slightly increased depreciation and amortization expenses, and higher financing costs. The expected increase in financing costs is caused by a higher average debt level from the payment for AWS spectrum licences in the third quarter of 2008.

Capital expenditures in 2009 are forecast to be approximately $2.05 billion, in part due to deferral of some expenditures from 2008. The higher level of capital expenditures in 2009 also reflects significant investment in TELUS’ shared national next generation wireless network build, investments in network infrastructure to improve wireline broadband capabilities, and the development of new applications. In addition, this spending will support the capital required to implement new large enterprise contracts in Ontario and Quebec that are expected to generate significant revenues in future years.

TELUS has reaffirmed its long-term financial policy guidelines, including Net debt to EBITDA of 1.5 to 2.0 times, and a dividend payout ratio guideline of 45 to 55% of sustainable net earnings. The 2009 targets align with these guidelines. EPS, cash balances, net debt and common equity may be affected by the purchase of up to eight million TELUS shares under the Company’s NCIB program.

Assumptions for 2009 targets
Ongoing wireline competition in both business and consumer markets, particularly from cable-TV and VoIP companies
Canadian wireless industry market penetration gain estimate of 4.5 percentage points for the year similar to estimated growth in 2008
Downward pressure on wireless average revenue per subscriber unit (ARPU)
New competitive wireless entry beginning in the fourth quarter of 2009 with most entrants starting in 2010
Approximately $50 million to $75 million restructuring expenses ($59 million in 2008)
A blended statutory tax rate of approximately 30 to 31% (31% in 2008)
Net income tax payments of approximately $320 to $350 million ($10 million in 2008)
Forecast average exchange rate of U.S. $0.80 per Canadian dollar (U.S. $0.94 in 2008)

A pension accounting discount rate estimated at 7.00% (subsequently set at 7.25%) and expected long-term return of 7.25% (unchanged from 2008, and consistent with the Company’s long-run returns and its future expectations). Defined benefits pension plans net expenses and funding were both estimated to increase in 2009, mainly due to the decline in value of defined benefits pension plans assets in 2008.

• Defined benefits pension plans net expenses were estimated to be $nil in 2009, subsequently revised to approximately $18 million (compared to a $100 million recovery in 2008)
• Defined benefits pension plans contributions were estimated to be approximately $200 million in 2009, subsequently revised to $211 million ($102 million in 2008).

2.             Results from operations

2.1 General

The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company’s Chief Executive Officer (the chief operating decision maker).

2.2 Quarterly results summary

($ in millions, except per share amounts)	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1

Operating revenues	2,454	2,450	2,399	2,350	2,330	2,310	2,228	2,206

Operations expense (1)	1,479	1,465	1,477	1,394	1,371	1,317	1,340	1,437
Restructuring costs	38	10	4	7	6	6	3	5

EBITDA (2)	937	975	918	949	953	987	885	764
Depreciation	351	344	343	346	386	333	318	318
Amortization of intangible assets	84	92	77	76	68	70	73	49

Operating income	502	539	498	527	499	584	494	397
Other expense (income)	11	6	2	17	6	8	18	4
Financing costs	118	122	114	109	109	86	127	118

Income before income taxes and non-controlling interest	373	411	382	401	384	490	349	275
Income taxes (recovery)	88	125	114	109	(19)	79	94	79
Non-controlling interests	—	1	1	1	3	1	2	1

Net income	285	285	267	291	400	410	253	195

Income per Common Share and Non-Voting Share- basic	0.90	0.89	0.83	0.90	1.23	1.24	0.76	0.58
- diluted	0.89	0.89	0.83	0.90	1.22	1.23	0.75	0.57
Dividends declared per Common Share and Non-Voting Share	0.475	0.45	0.45	0.45	0.45	0.375	0.375	0.375

(1) Includes net-cash settlement feature expense (recovery)	—	—	—	—	1	(7)	1	174
(2) EBITDA is a non-GAAP measure. See Section 6.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

Trends

The consolidated revenue trend continues to reflect both growth in wireless network revenues generated from an increasing subscriber base, as well as strong growth in wireline data revenue, which includes new revenues from two January 2008 acquisitions. In 2008, wireless ARPU (average revenue per subscriber unit per month) decreased one per cent from 2007, as declining voice ARPU more than offset strong growth in data ARPU. The voice ARPU decline reflects pricing competition, increased use of in-bucket, or included-minute service plans, and the recent launch of the postpaid basic brand. TELUS’ Mike service has a significant exposure to the transport, construction, automotive and oil & gas sectors, which have been affected by the economic downturn in 2008, resulting in a weakening in Mike ARPU, particularly later in the year.

Prior to 2008, wireline data revenue growth was fully offset by declining wireline voice local and long distance revenues, due to substitution for wireless and Internet services, as well as competition from VoIP service providers, resellers and facilities-based competitors. Residential network access line losses continue at recent run rate levels, as TELUS’ main cable-TV competitor expanded its product offerings, competitive pricing and coverage. Partially offsetting the residential line losses were continued gains in business network access lines.

Historically, there has been significant fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, resulting in lower fourth quarter wireless EBITDA. The third quarter is becoming more significant as well, with back-to-school offers. Historically, there was a less pronounced fourth quarter seasonal effect for wireline high-speed Internet subscriber additions and related costs, which is no longer significant.

Starting in 2008, consolidated Operations expense includes expenses from two January acquisitions. Beginning with the first quarter of 2007, Operations expenses include expenses or recoveries for introducing a net-cash settlement feature for share option awards granted prior to 2005.

Depreciation expense increased beginning in the second half of 2007 with a reduction in estimated useful service lives for certain circuit switching, network management and other assets in the third and fourth quarters of 2007 and first quarter of 2008.

Amortization of intangible assets in the fourth quarter of 2008 and first quarter of 2007 are net of investment tax credits of $6 million and $5 million, respectively. The investment tax credits were each applied following a determination of eligibility by a government tax authority and relate to assets capitalized in prior years that are now fully amortized. Amortization increased by $18 million beginning in the second quarter of 2007 from a major new wireline billing and client care platform put into service for Alberta residential customers in March 2007. The sequential increase in amortization of intangible assets in the first quarter of 2008 was due mainly to acquisitions. Implementation of the new phase of the billing platform for B.C. residential customers in mid-July 2008 increased amortization in the third quarter of 2008 by $5 million and an additional $3 million in the fourth quarter of 2008.

Financing costs shown in the preceding table are net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters, particularly in the third quarter of 2007. Interest expenses had been trending lower due primarily to a lower effective interest rate from financing activities in the first half of 2007 and April 2008. An increase in interest expenses in the third and fourth quarters of 2008 resulted from a higher debt balance that helped fund January acquisitions and the payment for advanced wireless services spectrum licences.

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments. EPS has been positively impacted by decreased shares outstanding from ongoing share re-purchases.

Income tax-related adjustments ($ in millions, except EPS amounts)	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1

Approximate Net income impact	32	—	—	17	143	93	17	4

Approximate EPS impact ($)	0.10	—	—	0.05	0.44	0.28	0.05	0.01

Approximate basic EPS excluding tax-related impacts ($)	0.80	0.89	0.83	0.85	0.79	0.96	0.71	0.57

In addition to income tax-related adjustments, unfavourable adjustments for sales tax reassessments for prior years were recorded in the third quarter of 2008 and second quarter of 2007. The after-tax adjustments were approximately $8 million (two cents per share) in the third quarter of 2008, and approximately $7 million (two cents per share) in the second quarter of 2007.

2.3 Consolidated results from operations

	Quarters ended December 31				Years ended December 31
($ in millions, except EBITDA margin in %)	2008	2007	Change		2008	2007	Change

Operating revenues	2,454	2,330	5.3%		9,653	9,074	6.4%
Operations expense	1,479	1,371	7.9%		5,815	5,465	6.4%
Restructuring costs	38	6	n.m.		59	20	195%

EBITDA (1)	937	953	(1.7)%		3,779	3,589	5.3%
Depreciation	351	386	(9.1)%		1,384	1,355	2.1%
Amortization of intangible assets	84	68	24%		329	260	27%

Operating income	502	499	0.6%		2,066	1,974	4.7%

Operations expense (as adjusted) (2)	1,479	1,370	8.0%		5,815	5,296	9.8%
EBITDA (as adjusted) (2)	937	954	(1.8)%		3,779	3,758	0.6%
Operating income (as adjusted) (2)	502	500	0.4%		2,066	2,143	(3.6)%

EBITDA margin (3)	38.2	40.9	(2.7	)pts	39.1	39.6	(0.5	)pts
EBITDA margin (as adjusted) (3)	38.2	40.9	(2.7	)pts	39.1	41.4	(2.3	)pts

(1)    EBITDA is a non-GAAP measure. See Section 6.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(2)    Excluding net-cash settlement feature expense of $1 million and $169 million, respectively, in the fourth quarter and full year of 2007.

(3)    EBITDA or EBITDA (as adjusted) divided by Operating revenues.

The following discussion is for the consolidated results of TELUS. Segmented discussion is provided in Section 2.4 Wireline segment results, Section 2.5 Wireless segment results and Section 4.2 Cash used by investing activities — capital expenditures.

Operating revenues

Operating revenues increased by $124 million and $579 million, respectively, in the fourth quarter and full year of 2008 when compared to the same periods in 2007. Revenue and subscriber growth continued to occur in wireless operations and wireline data services. Wireline data revenue was also positively impacted by two acquisitions completed in January 2008. Voice long distance revenues continued to erode, while voice local revenue showed a year-over-year decrease due to the effects of local competition and technological substitution.

Operations expense

Operations expense for 2008 increased by $108 million and $350 million, respectively, for the fourth quarter and full year of 2008 when compared to the same periods in 2007. Operations expense adjusted to exclude the net-cash settlement feature increased by $109 million and $519 million, respectively. Wireline expense increases were due to acquisitions, increased cost of sales, and initial implementation costs for new wireline enterprise customers, partly offset by the absence of post-conversion expenses recorded in 2007 for a new Alberta wireline billing and client care platform. Wireless expenses increased to support the 10% year-over-year growth in the wireless subscriber base and 9% growth in wireless network revenue, and included support costs for growing data service adoption and start up costs associated with the launch of the new Koodo ® brand. Expense increases in both segments were net of lower accrued year-end employee performance bonuses resulting from below plan operational performance.

TELUS’ defined benefit pension plan net amortization did not change significantly in 2008. In 2009, management expects the net expense for, and contributions to, defined benefits plans to increase. See assumptions for 2009 in Section 1.5 Financial and operating targets for 2009. Bad debt expenses increased $12 million and $28 million, respectively, in the fourth quarter and full year of 2008 when compared to the same periods in 2007. The increases were mainly due to growing and broadening subscriber bases.

Restructuring costs

Restructuring costs increased by $32 million and $39 million, respectively, in the fourth quarter and full year of 2008 when compared to the same periods in 2007. Restructuring expenses in 2008 were in respect of approximately 35 efficiency initiatives, which included a reorganization of three enabling business units (Technology strategy, Network operations, and Business transformation) into two integrated teams, redirection of efforts to growing parts of the business, optimization of layers of management and spans of control to reduce staff, increased use of business process outsourcing, rationalization of products in low-value activities, re-alignment of sales forces, simplification of marketing strategies, and consolidation of vendor management. An expense between $50 million to $75 million is expected for efficiency initiatives in 2009.

EBITDA

Consolidated EBITDA decreased by $16 million in the fourth quarter of 2008 and increased by $190 million for the full year of 2008 when compared to the same periods in 2007. Excluding the net-cash settlement feature, consolidated EBITDA (as adjusted) decreased by $17 million in the fourth quarter, mainly due to an $18 million decrease in wireline EBITDA (as adjusted), which was caused by higher restructuring costs. For the full year of 2008, consolidated EBITDA (as adjusted) increased by $21 million, as the $75 million increase in wireless EBITDA (as adjusted) more than offset the $54 million decrease in wireline EBITDA (as adjusted).

Depreciation

Depreciation decreased by $35 million in the fourth quarter of 2008 and increased by $29 million for the full year of 2008 when compared to the same periods in 2007. The decrease for the quarter was due mainly to: (i) $47 million accelerated depreciation in the fourth quarter of 2007, resulting from a reduction in estimated useful service lives for certain digital remote circuit switching, network management and other assets; and (ii) an increase in fully depreciated assets; partly offset by (iii) increased depreciation from a reduction in estimated useful service lives for certain digital circuit switching assets in 2008. The increase for the full year of 2008 was from the reduction in estimated useful service lives for certain digital circuit switching assets, partly offset by $67 million in accelerated depreciation recorded in 2007 from a reduction in estimated useful service lives for certain digital remote circuit switching, network management and other assets.

Amortization of intangible assets

Amortization increased by $16 million and $69 million, respectively, for the fourth quarter and full year of 2008 when compared to the same periods in 2007. The increases included: (i) $13 million and $51 million, respectively, for January 2008 acquisitions (primarily software amortization); (ii) $8 million and $13 million, respectively, for the July 2008 implementation of the new B.C. phase of the converged wireline billing and client care platform; (iii) $19 million additional amortization for the full year of 2008 arising from phase one Alberta implementation of the new wireline billing and client care platform put into service in March 2007; and (iv) net increases in other intangible assets subject to amortization. The increases were partly offset by lower amortization of wireless subscriber base assets, which are now fully amortized, as well as accelerated amortization in 2007 related to the discontinuation of AMP’D Mobile Canada services.

In addition, amortization was reduced through application of investment tax credits (ITCs) of $6 million in the fourth quarter and full year of 2008, and $5 million in the full year of 2007. The ITCs were applied following determination of eligibility by the taxation authority, and were for assets capitalized in prior years that were fully amortized.

Amortization is expected to increase for the full year of 2009 as compared to 2008, mainly due to an additional seven months amortization for the B.C. phase of the converged wireline client care and billing platform. See Caution regarding forward-looking statements.

Operating income

Operating income increased by $3 million and $92 million, respectively, in the fourth quarter and full year of 2008 when compared to the same periods in 2007. Excluding the net-cash settlement feature in 2007, operating income (as adjusted) increased by $2 million in the fourth quarter as lower depreciation more than offset lower EBITDA (as adjusted) and increased amortization of intangible assets. Operating income (as adjusted) decreased by $77 million for the full year, as increased depreciation and amortization more than offset higher EBITDA (as adjusted).

Other income statement items

Other expense, net	Quarters ended December 31			Years ended December 31
($ millions)	2008	2007	Change	2008	2007	Change

	11	6	83%	36	36	—%

Other expense includes accounts receivable securitization expense, income (losses) or impairments in equity or portfolio investments, gains and losses on disposal of real estate, and charitable donations. Accounts receivable securitization expenses were $3 million and $11 million, respectively, in the fourth quarter and full year of 2008, as compared to $5 million and $21 million, respectively, in the same periods in 2007. The decreases in 2008 were caused by lower proceeds from securitized accounts receivable (see Section 4.6 Accounts receivable sale). Net losses on investments were $2 million and $10 million, respectively, in the fourth quarter and full year of 2008. For the full year of 2007, a $12 million write-off of an equity investment in AMP’D Mobile, Inc. was largely offset by other net gains. In addition, approximately $4 million was recorded in the full year of 2007 for various costs of assessing whether to acquire BCE, which ultimately led to the decision to not bid for BCE. Charitable donations were $6 million and $17 million, respectively, in fourth quarter and full year of 2008, as compared to $3 million and $16 million, respectively, in the same periods in 2007.

Financing costs	Quarters ended December 31			Years ended December 31
($ millions)	2008	2007	Change	2008	2007	Change

Interest on long-term debt, short-term obligations and other	128	109	17%	481	464	3.7%
Foreign exchange (gains) losses	—	2	n.m.	(1)	13	n.m.
Capitalized interest during construction	—	—	—	(3)	—	—
Interest income	(10)	(2)	n.m.	(14)	(37)	62%
	118	109	8.3%	463	440	5.2%

Interest expenses on long-term and short-term debt and other increased $19 million and $17 million, respectively, in the fourth quarter and full year of 2008 when compared to the same periods in 2007. The increases were mainly due to a higher debt balance used to finance acquisitions and pay for AWS spectrum licences, partly offset by a lower effective interest rate. An adjustment recorded in 2007 for application of the effective rate method for issue costs required under CICA Handbook Section 3855 (recognition and measurement of financial instruments) also contributed to the increase in 2008.

Interest income increased $8 million in the fourth quarter and decreased $23 million for the full year of 2008 when compared to the same periods in 2007. The increase for the quarter was primarily interest on settlement of tax matters in 2008. The decrease for the full year was largely due to lower interest from tax settlements and lower average temporary investment and bank balances in 2008.

Income taxes	Quarters ended December 31				Years ended December 31
($ millions)	2008	2007	Change		2008	2007	Change

Basic blended federal and provincial tax at statutory income tax rates	116	129	(10)%		486	503	(3.4)%
Revaluation of future income tax liability to reflect future statutory income tax rates	(9)	(141)	—		(41)	(177)	—
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(20)	(3)	—		(21)	(79)	—
Share option award compensation	2	1	—		6	(4)	—
Other	(1)	(5)	—		6	(10)	—

	88	(19)	n.m.		436	233	87%

Blended federal and provincial statutory tax rates (%)	31.2	33.6	(2.4	)pts	31.0	33.6	(2.6	)pts
Effective tax rates (%)	23.5	(4.9)	n.m.		27.8	15.6	12.2	pts

For the fourth quarter of 2008, blended federal and provincial statutory income tax decreased when compared to the same period in 2007, due to lower income before taxes and lower blended statutory tax rates. For the full year of 2008, blended statutory income taxes decreased due to lower blended statutory tax rates, partly offset by the 5% increase in income before taxes. A one per cent reduction in B.C. provincial income tax rates beginning July 1, 2008 was substantively enacted in the first quarter of 2008. Previous reductions to federal income tax rates for 2008 to 2012 were enacted in 2007. The effective tax rates in both years were lower than the statutory tax rates due to revaluations of future income tax liabilities resulting from enacted reductions to future provincial and federal income tax rates, future tax rates being applied to temporary differences, and reassessments of prior years’ tax matters.

Income tax instalment payments were $14 million in 2008 ($10 million net of tax refunds received). Based on the assumption of the continuation of the rate of the Company’s earnings, the existing legal entity structure, and no substantive changes to tax regulations, TELUS expects net income tax payments to increase substantially in 2009, in respect of final 2008 tax year remittances and 2009 instalments. See Section 1.5 Financial and operating targets for 2009.

Non-controlling interests	Quarters ended December 31			Years ended December 31
($ millions)	2008	2007	Change	2008	2007	Change

	—	3	(100)%	3	7	(57)%

Non-controlling interests represents minority shareholders’ interests in small subsidiaries.

Comprehensive income

Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company’s specific instance, is primarily to include changes in shareholders’ equity arising from unrealized changes in the fair values of financial instruments. The calculation of earnings per share is based on Net income and Common Share and Non-Voting Share income, as required by GAAP.

2.4 Wireline segment results

Operating revenues — wireline segment	Quarters ended December 31			Years ended December 31
($ millions)	2008	2007	Change	2008	2007	Change

Voice local	480	505	(5.0)%	1,973	2,064	(4.4)%
Voice long distance (1)	173	179	(3.4)%	700	715	(2.1)%
Data (2)	528	466	13%	2,072	1,772	17%
Other	85	69	23%	276	259	6.6%

External operating revenue (3)	1,266	1,219	3.9%	5,021	4,810	4.4%
Intersegment revenue	35	31	13%	131	114	15%

Total operating revenues(3)	1,301	1,250	4.1%	5,152	4,924	4.6%

(1)	Voice long distance revenue decreased by 4% for the full year of 2008 when the impact of a second quarter 2007 adjustment, associated with the Alberta billing system conversion, is excluded.
(2)

Data revenue increased by approximately 3% and 6%, respectively, for the fourth quarter and full year of 2008, when revenues from acquisitions are excluded from 2008 and the impact of mandated retroactive competitor price reductions are excluded from both years.

(3)	External and total operating revenue growth was essentially flat in 2008, when excluding revenues from acquisitions and regulatory adjustments.

Wireline revenues increased $51 million and $228 million, respectively, in the fourth quarter and full year of 2008 when compared with the same periods in 2007, due to the following:

•                  Voice local revenue decreased by $25 million and $91 million, respectively. The decreases were mainly due to: (i) lower revenues from basic access and optional enhanced service revenues caused by increased competition for residential subscribers and consequent decline in local residential access lines, offset in part by growth in business local services and access lines; and (ii) for the full year, lower recoveries from the price cap deferral account.

The 2007 deferral account recovery of approximately $14.5 million included previously incurred amounts associated with mandated local number portability and start-up costs, and it offset unfavourable mandated retroactive rate adjustments in the same period for basic data revenue pursuant to two CRTC regulatory decisions (see the discussion for wireline data revenue below).

Network access lines (NALs)	As at December 31
(000s)	2008	2007	Change

Residential NALs	2,402	2,596	(7.5)%
Business NALs	1,844	1,808	2.0%
Total NALs	4,246	4,404	(3.6)%

	Quarters ended December 31			Years ended December 31
(000s)	2008	2007	Change	2008	2007	Change

Change in residential NALs	(42)	(47)	11%	(194)	(179)	(8.4)%
Change in business NALs	6	8	(25)%	36	35	2.9%
Change in total NALs	(36)	(39)	7.7%	(158)	(144)	(9.7)%

Residential line losses include the effect of increased competition from resellers and VoIP competitors (including cable-TV companies), as well as technological substitution to wireless services. The increase in business lines for the full year was experienced in Ontario and Quebec urban areas.

•                  Voice long distance revenues decreased by $6 million and $15 million, respectively, in the fourth quarter and full year of 2008 when compared with the same periods in 2007. The decrease in long distance revenue for the full year was partly offset by a $13 million negative one-time adjustment in the second quarter of 2007, associated with implementation of a new billing platform for Alberta residential customers. Excluding the one-time adjustment in 2007, revenue decreased by $6 million and $28 million, respectively, due mainly to lower average per-minute rates from industry-wide price competition and a lower base of residential subscribers, partly offset by higher minute volumes.

•                  Wireline data revenues increased by $62 million and $300 million, respectively, in the fourth quarter and full year of 2008 when compared with the same periods in 2007. Data revenue increased primarily due to: (i) revenues from two acquisitions in January 2008; (ii) increased Internet, enhanced data and hosting service revenues from growth in business services and high-speed Internet subscribers; (iii) increased broadcast, videoconferencing and data equipment sales; (iv) mandatory retroactive rate reductions recorded in 2007 (as noted in the next paragraph); and (v) increased provision of digital entertainment services to consumers in urban incumbent markets. The underlying growth in 2008, absent acquisitions and regulatory adjustments, was approximately 6%.

Pursuant to CRTC Decision 2007-6 (relating to digital network access link charges) and CRTC Decision 2007-10 (relating to basic service extension feature charges), retroactive rate reductions totalling approximately $11 million in basic data services revenues were recorded in the first quarter of 2007.

Internet subscribers	As at December 31
(000s)	2008	2007	Change

High-speed Internet subscribers	1,096	1,020	7.5%
Dial-up Internet subscribers	124	155	(20)%
Total Internet subscribers	1,220	1,175	3.8%

	Quarters ended December 31			Years ended December 31
(000s)	2008	2007	Change	2008	2007	Change

High-speed Internet net additions	19	26	(27)%	76	103	(26)%
Dial-up Internet net reductions	(10)	(9)	(11)%	(31)	(39)	21%
Total Internet subscriber net additions	9	17	(47)%	45	64	(30)%

High-speed Internet subscriber net additions were lower in 2008 when compared to the same period in 2007, due to a maturing market and a cable-TV competitor’s expanded product offerings.

•                  Other revenue increased by $16 million and $17 million, respectively, in the fourth quarter and full year of 2008 when compared with the same periods in 2007. The increases were due primarily to higher voice equipment sales, net of 2007 recoveries for quality of service rate rebates following CRTC decisions that clarified the application of such rebate rules to TELUS.

•                  Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses – wireline segment	Quarters ended December 31			Years ended December 31
($ millions)	2008	2007	Change	2008	2007	Change

Salaries, benefits and other employee-related costs, before net-cash settlement feature	443	447	(0.9)%	1,853	1,729	7.2%
Net-cash settlement feature expense	—	2	(100)%	—	145	(100)%
Other operations expenses	381	334	14%	1,474	1,348	9.3%

Operations expense	824	783	5.2%	3,327	3,222	3.3%
Restructuring costs	32	6	n.m.	51	19	168%

Total operating expenses	856	789	8.5%	3,378	3,241	4.2%

Operations expense (as adjusted) (1)	824	781	5.5%	3,327	3,077	8.1%
Total operating expenses (as adjusted) (1)(2)	856	787	8.8%	3,378	3,096	9.1%

(1)	Excluding net-cash settlement feature expense.
(2)	Total operating expenses (as adjusted), excluding acquisitions in 2008, increased by approximately 4% in the fourth quarter and full year.

Total operating expenses excluding the net-cash settlement feature expense increased by $69 million and $282 million, respectively, in the fourth quarter and full year of 2008 when compared with the same periods in 2007. The increases were mainly due to acquisitions, increased cost of sales, base compensation increases in the first quarter, and initial costs incurred to implement services for new enterprise customers. These increases were partly offset by a reduction of year-end employee performance bonuses in the fourth quarter from below plan operational performance, and absence in 2008 of billing system post-conversion expenses recorded in the second and third quarters of 2007. The 2007 system post-conversion expenses totalled $24 million for temporary labour to perform system fixes and maintain service levels after implementation of the wireline billing and client care platform in Alberta.

•                  Salaries, benefits and employee-related costs decreased by $4 million in the fourth quarter of 2008 and increased by $124 million for the full year of 2008 when compared with the same periods in 2007. The decrease for the fourth quarter was primarily a reduction in year-end employee performance bonuses, as well as efficiency initiatives targeting discretionary employee-related expenses such as travel in the latter part of the year, partly offset by factors that increased full year costs. The full year increase included Emergis operations acquired in January 2008, implementation of new services for enterprise customers, as well as base compensation increases earlier in the year.

•                  Other operations expenses increased by $47 million and $126 million, respectively, in the fourth quarter and full year of 2008 when compared with the same periods in 2007. The increases were due to: (i) higher costs of sales for increased data equipment sales with lower margins; (ii) expenses in acquired companies; (iii) higher costs for the provision of digital entertainment services; (iv) higher U.S. and international transit and termination costs in the fourth quarter due to a lower Canadian dollar; and (v) higher off-net facility costs to support new enterprise customers. These increases were partly offset by lower advertising and promotional costs and, for the full year, higher capitalized labour costs that increased in parallel with higher wireline capital expenditures. Due to a successful conversion of B.C. residential subscribers to the converged wireline billing platform in 2008, conversion costs did not have the extra system post-conversion expenses required in 2007 for implementing the wireline billing and client care platform in Alberta.

•                  Restructuring costs increased by $26 million and $32 million, respectively, in the fourth quarter and full year of 2008, when compared with the same periods in 2007. Restructuring charges in 2008 were for a number of initiatives under the Company’s competitive efficiency program.

EBITDA ($ millions) and EBITDA margin (%)	Quarters ended December 31				Years ended December 31
wireline segment	2008	2007	Change		2008	2007	Change

EBITDA	445	461	(3.5)%		1,774	1,683	5.4%
EBITDA (as adjusted) (1)	445	463	(3.9)%		1,774	1,828	(3.0)%
EBITDA margin	34.2	36.9	(2.7	)pts	34.4	34.2	0.2	pts
EBITDA margin (as adjusted)	34.2	37.0	(2.8	)pts	34.4	37.1	(2.7	)pts

(1)	Excluding net-cash settlement feature expense of $2 million and $145 million, respectively, in the fourth quarter and full year of 2007.
(2)	EBITDA (as adjusted), excluding acquisitions in 2008, decreased by approximately 6% and 5%, respectively, in the fourth quarter and full year.

Wireline segment EBITDA decreased by $16 million in the fourth quarter of 2008 and increased by $91 million for the full year of 2008 when compared with the same periods in 2007. The increase for the full year was mainly due to the net-cash settlement feature expense recorded in 2007. Wireline EBITDA (as adjusted) decreased by $18 million and $54 million, respectively, due to increased restructuring charges, lower margins on increased data equipment sales, initial costs to implement services for new enterprise customers, and higher costs for the provision of digital entertainment services.

The EBITDA margin increase for the full year of 2008 resulted mainly from the significant net-cash settlement feature expense recorded in 2007. EBITDA margin (as adjusted) decreased due to early stage expenses for implementing large complex deals, as well as lower incremental margins on growing data services and higher restructuring charges.

2.5 Wireless segment results

Operating revenues – wireless segment	Quarters ended December 31			Years ended December 31
($ millions)	2008	2007	Change	2008	2007	Change

Network revenue	1,122	1,040	7.9%	4,369	4,008	9.0%
Equipment revenue	66	71	(7.0)%	263	256	2.7%

External operating revenue	1,188	1,111	6.9%	4,632	4,264	8.6%
Intersegment revenue	7	7	—%	28	27	3.7%

Total operating revenues	1,195	1,118	6.9%	4,660	4,291	8.6%

Key wireless operating indicators					As at December 31
(000s)					2008	2007	Change

Subscribers – postpaid					4,922	4,441	11%
Subscribers – prepaid					1,207	1,127	7.1%
Subscribers – total					6,129	5,568	10%

Proportion of subscriber base that is postpaid (%)					80.3	79.8	0.5	pts
Digital POPs(1) covered (millions)(2)					32.6	31.6	3.2%

	Quarters ended December 31				Years ended December 31
	2008	2007	Change		2008	2007	Change

Subscriber gross additions – postpaid	279	241	16%		1,062	850	25%
Subscriber gross additions – prepaid	162	180	(10)%		593	584	1.5%
Subscriber gross additions – total	441	421	4.8%		1,655	1,434	15%

Subscriber net additions – postpaid	119	107	11%		481	365	32%
Subscriber net additions – prepaid	29	55	(47)%		80	150	(47)%
Subscriber net additions – total (3)	148	162	(8.6)%		561	515	8.9%

Subscriber net additions – total adjusted (3)	—	—	—		588	515	14%

ARPU ($) (4)	62.16	63.70	(2.4)%		62.73	63.56	(1.3)%

Churn, per month (%)(3)(4)	1.62	1.59	0.03	pts	1.57	1.45	0.12	pts
Adjusted churn, per month (%)(3)	—	—	—		1.52	1.45	0.07	pts

COA (5) per gross subscriber addition ($) (4)	388	352	10%		346	395	(12)%
Average minutes of use per subscriber per month (MOU)	412	411	0.2%		411	404	1.7%

EBITDA (as adjusted) (6) to network revenue (%)	43.9	47.2	(3.3	)pts	45.9	48.2	(2.3	)pts
Retention spend to network revenue (4) (%)	8.7	8.6	0.1	pts	9.1	7.6	1.5	pts
EBITDA (as adjusted) excluding COA (4) ($millions)	664	639	3.9%		2,579	2,495	3.4%

pts - percentage points

(1)	POPs is an abbreviation for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
(2)

Including roaming/resale agreements. At December 31, 2008, TELUS’ wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility (Bell Canada).

(3)

Net Additions and blended churn for 2008 include the impact of TELUS’ analogue network turndown on September 15, 2008. Adjusted subscriber net additions and churn exclude the impact of 27,600 subscriber deactivations resulting from turning down the analogue network.

(4)

See Section 6.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.

(5)	Cost of acquisition.
(6)	Excluding net-cash settlement feature (recovery) expense of $(1) million and $24 million, respectively, in the fourth quarter and full year of 2007.

Wireless segment revenues increased by $77 million and $369 million, respectively, in the fourth quarter and full year of 2008 when compared with the same periods in 2007, due to the following:

•                  Network revenue increased by $82 million and $361 million, respectively, due primarily to strong wireless data revenues and the 10% growth in the subscriber base over the past year. Wireless data revenues were $203 million in the fourth quarter of 2008, up 55% from the same period in 2007, and now represent 18% of network revenue (13% of network revenue in the same period in 2007). For the full year of 2008, wireless data revenues were $690 million, up 55% from 2007. Growth in data revenues continues to reflect strength in text messaging (including incoming text messages) and smartphone service revenues driven by increased usage and features, data roaming, migration of existing subscribers to full-function smartphones and EVDO-capable handsets.

Blended ARPU of $62.16 and $62.73, respectively, in the fourth quarter and full year of 2008 were down by $1.54 and $0.83, respectively, when compared to the same periods in 2007, as competitive pressures on voice revenues and strong growth in the basic service were largely offset by growth in data services. Data ARPU was $11.17 in the fourth quarter of 2008, up $3.22 or 41% as compared to the fourth quarter of 2007. For the full year of 2008, data ARPU was $9.84, up $2.82 or 40% as compared to 2007. Voice ARPU was $50.99 in the fourth quarter of 2008, down $4.76 or 8.5% as compared to the fourth quarter of 2007. For the full year of 2008, voice ARPU was $52.89, down $3.65 or 6.5% as compared to 2007. The decrease in voice ARPU was due to pricing competition, lower Mike service ARPU, increased use of included-minute rate plans, penetration of the basic brand, and lower voice roaming revenue. This was partially offset by strong feature upsell, including long distance and calling packages. Lower volume non-push-to-talk-centric Mike subscribers continue to be actively migrated to PCS smartphones for the enhanced data applications, contributing to future revenue growth opportunities.

Gross and net subscriber additions in the fourth quarter of 2008 include the results of TELUS’ postpaid basic brand first launched in March 2008. Consistent with industry practice, the Company does not breakout the results for this service for competitive reasons. Despite softening economic conditions, gross subscriber additions of 441,000 in the fourth quarter of 2008 (including 279,000 gross postpaid subscriber additions) were a TELUS fourth quarter record, increasing 5% from the same period in 2007. The proportion of postpaid gross subscriber additions was 63% in the fourth quarter of 2008, up six percentage points when compared to the fourth quarter of 2007. For the full year of 2008, gross subscriber additions were a TELUS record 1.66 million, up 15% when compared to 2007. The proportion of postpaid gross additions for the full year of 2008 was 64%, up five percentage points when compared to 2007.

Net additions in the fourth quarter of 2008 were 148,000, down 9% from the same period in 2007. Postpaid subscriber net additions for the same period represented 80% of total net additions as compared with 66% of total net additions for the fourth quarter of 2007. Net additions for the full year of 2008 (excluding deactivation of analogue subscribers) were 588,000, up 14% from 2007 and were comprised of 86% postpaid subscribers, up from 71% postpaid subscribers in 2007.

The blended churn rate was 1.62% in the fourth quarter of 2008, or an increase of 0.03 percentage points from the same period in 2007. Blended churn (excluding deactivation of analogue subscribers) for the full year of 2008 was 1.52%, increasing from 1.45% in 2007. The increase reflected higher competitive intensity, including the impact of higher prepaid churn, in part due to the growth of basic postpaid brands in the market. The blended churn rate including deactivation of analogue subscribers was 1.57% in the full year of 2008.

•                  Equipment sales, rental and service revenue decreased by $5 million in the fourth quarter of 2008 and increased by $7 million for the full year of 2008 when compared to the same periods in 2007. Equipment sales decreased in the fourth quarter as higher gross subscriber additions and retention volumes were more than offset by lower per-unit revenues. Lower per-unit revenues were due to increased promotional activity driving smartphone adoption, including lower industry-wide smartphone pricing and penetration of the Koodo brand. Equipment sales increased for the full year mainly due to higher gross subscriber additions, partly offset by smartphone adoption and per-unit pricing and penetration of the Koodo brand.

•                  Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.

Operating expenses – wireless segment	Quarters ended December 31			Years ended December 31
($ millions)	2008	2007	Change	2008	2007	Change

Equipment sales expenses	198	181	9.4%	720	656	9.8%
Network operating expenses	158	141	12%	603	514	17%
Marketing expenses	124	119	4.2%	470	439	7.1%
General and administration expenses	217	185	17%	854	775	10%

Operations expense	697	626	11%	2,647	2,384	11%
Restructuring costs	6	—	n.m.	8	1	n.m.

Total operating expenses	703	626	12%	2,655	2,385	11%

Operations expense (as adjusted) (1)	697	627	11%	2,647	2,360	12%
Total operating expenses (as adjusted) (1)	703	627	12%	2,655	2,361	12%

(1)	Excluding net-cash settlement feature (recovery) expense of $(1) million and $24 million, respectively, in the fourth quarter and full year of 2007.

Wireless segment total operating expenses increased by $77 million and $270 million, respectively, in the fourth quarter and full year of 2008 when compared with the same periods in 2007. Total operating expenses adjusted to exclude the net-cash settlement feature increased by $76 million and $294 million, respectively, to promote, acquire, support and retain the 10% and 9% year-over-year growth in the subscriber base and Network revenue, respectively.

•                  Equipment sales expenses increased by $17 million and $64 million, respectively, in the fourth quarter and full year of 2008 when compared with the same periods in 2007. Higher combined gross subscriber additions and retention volumes, including smartphone activity, were partially offset by lower smartphone per-unit costs and sales of the Koodo service.

•                  Network operating expenses increased by $17 million and $89 million, respectively, in the fourth quarter and full year of 2008 when compared with the same periods in 2007. In addition to supporting the larger subscriber base, the increases were principally in support of the 55% growth in data revenues and were primarily volume in nature, as increased usage and smartphone adoption drove increases in roaming costs, revenue share to third parties and licensing costs to service providers.

•                  Marketing expenses increased by $5 million and $31 million, respectively, in the fourth quarter and full year of 2008 when compared to the same periods in 2007. The increase for the fourth quarter was primarily due to higher advertising in support of the BlackBerry Storm, which had delayed deliveries that negatively impacted gross additions and COA.  The increase for the full year was primarily due to higher advertising in support of the 15% increase in gross subscriber additions and introduction of a new brand.

COA per gross subscriber addition increased by $36 or 10% in the fourth quarter of 2008 due to the marketing expense increase as well as a handset inventory valuation adjustment.  COA per gross subscriber addition decreased by $49 or 12% for the full year of 2008, when compared to 2007, due to the combination of mix in gross subscriber loading towards lower variable cost channels and efficiency in marketing spend, partly offset by higher subsidies on smartphones in response to competitor pricing.

Retention costs as a percentage of network revenue were up marginally to 8.7% in the fourth quarter of 2008, as compared to 8.6% in the same period of 2007, and were 9.1% for the full year of 2008, as compared to 7.6% for 2007. The increase in retention costs was due primarily to continued handset upgrades to full function smartphones to support data revenue growth and the continued migration of non-push-to-talk-centric Mike service clients to PCS postpaid services.

•                  General and administration increased by $32 million and $79 million, respectively, in the fourth quarter and full year of 2008 when compared with the same periods in 2007. General and administration expenses adjusted to exclude the net-cash settlement feature increased by $31 million and $103 million, respectively, due to higher costs associated with restructuring efforts, contracted labour costs to support data products and service offerings, growth in the subscriber base, expansion of company-owned retail stores and Koodo outlets, and an increase in bad debt expense. These increases were partly offset by a reduction of year-end employee performance bonuses in the fourth quarter from below plan operational performance, as well as efficiency initiatives targeting discretionary employee-related expenses such as travel in the latter part of the year.

•                  Restructuring costs included several initiatives under the Company’s competitive efficiency program.

Wireless segment	Quarters ended December 31				Years ended December 31
EBITDA ($ millions) and EBITDA margin (%)	2008	2007	Change		2008	2007	Change

EBITDA	492	492	—%		2,005	1,906	5.2%
EBITDA (as adjusted) (1)	492	491	0.2%		2,005	1,930	3.9%
EBITDA margin	41.2	44.0	(2.8	)pts	43.0	44.4	(1.4	)pts
EBITDA margin (as adjusted)	41.2	43.9	(2.7	)pts	43.0	45.0	(2.0	)pts

(1)	Excluding net-cash settlement feature (recovery) expense of $(1) million and $24 million, respectively, in the fourth quarter and full year of 2007.

Wireless segment EBITDA remained the same in the fourth quarter of 2008 and increased by $99 million in the full year of 2008 when compared with the same periods in 2007. Wireless EBITDA adjusted to exclude the net-cash settlement feature increased by $1 million and $75 million, respectively. The increase in EBITDA (as adjusted) was due to higher Network revenue offset by increased COA expenses in the fourth quarter (associated with higher gross loading), higher retention spend (continued smartphone and voice upgrades), increased network costs related to data usage and outbound roaming activities, as well as higher general and administrative costs to support business growth.

EBITDA margins (as adjusted) decreased mainly due to lower incremental margins on growing data service adoption and higher retention expenses.

3.             Changes in financial position

Changes in the Consolidated statements of financial position for the year ended December 31, 2008, are as follows:

	As at December 31
($ millions)	2008	2007	Changes		Explanation of the change

Current Assets
Cash and temporary investments, net	4	20	(16)	(80)%	See Section 4: Liquidity and capital resources
Short-term investments	—	42	(42)	(100)%	Liquidation of short-term investments in the second quarter
Accounts receivable	966	711	255	36%

Mainly due to a $200 million reduction in proceeds from securitized accounts receivable and increases from higher revenues including acquisitions, partly offset by a faster accounts receivable turnover (approximately 48 days versus 49 days) and increased provisions for bad debts

Income and other taxes receivable	25	121	(96)	(79)%	Most jurisdictions moved into a liability position with the current income tax expense recorded in 2008
Inventories	333	243	90	37%

Primarily receipt of new wireless handset models for new product launches and dealers accepting lower volumes in the fourth quarter of 2008, as well as a separate line of handsets for the new basic wireless brand

Prepaid expenses and other	220	200	20	10%	Mainly an increase in deferred wireless customer activation and connection fees associated with subscriber growth
Derivative assets	10	4	6	150%	Fair value adjustments to foreign exchange hedges, restricted share units and other operational hedges
Current Liabilities
Accounts payable and accrued liabilities	1,465	1,476	(11)	(1)%	Includes lower accrued payroll costs from seven fewer year-end payroll days outstanding, and a reduction in accrued employee performance bonuses, partly offset by increases from acquisitions
Income and other taxes payable	163	7	156	n.m.	Mainly due to current income tax expense booked during 2008 and income taxes payable from acquisitions, less instalments paid
Restructuring accounts payable and accrued liabilities	51	35	16	46%	New obligations in 2008 exceeded payments under previous and current programs
Dividends payable	151	—	151	n.m.	Dividends payable as at December 31, 2008 were remitted on the January 2, 2009 payment date. In 2007, dividends were remitted on December 31 for the January 1, 2008 payment date
Advance billings and customer deposits	689	632	57	9%

Includes an increase in billings for new enterprise customers and wireless postpaid subscribers from subscriber growth, and higher wireless deferred customer activation and connection fees, net of a reduction in customer deposits

Current maturities of long-term debt	4	5	(1)	(20)%	Primarily a net decrease in capital leases
Current portion of derivative liabilities	75	27	48	178%	Fair value adjustments for share option, restricted share unit and operational hedges, net of options exercised or forfeited
Current portion of future income taxes	459	504	(45)	(9)%	A decrease in temporary differences for current assets and liabilities, as well as changes in partnership taxable income that will be allocated in the next 12 months
Working capital (1)	(1,499)	(1,345)	(154)	(11)%	Includes dividends payable at December 31, 2008, that were paid on January 2, 2009 and income taxes payable over the next 12 months, net of reduced securitization of accounts receivable.

(1)	Current assets subtracting Current liabilities — an indicator of the ability to finance current operations and meet obligations as they fall due.

Changes in financial position, continued from the previous page.

	As at December 31
($ millions)	2008	2007	Changes		Explanation of the change

Capital Assets, Net	12,483	11,122	1,361	12%

Includes $882 million for advanced wireless services spectrum licences acquired in Industry Canada’s 2008 auction, $326 million for acquired software, customer contracts and related customer relationships and other capital assets, as well as capital expenditures net of depreciation and amortization. See Section 2.3 Consolidated results from operations — Depreciation, Amortization of intangible assets, as well as Section 4.2 Cash used by investing activities

Other Assets
Deferred charges	1,513	1,318	195	15%	Primarily related to pension plan funding, favourable cumulative returns on plan assets to the end of 2007 and continued amortization of transitional pension assets
Investments	42	39	3	8%

Purchases, revaluations and sales of small investments, net of the value of Emergis shares purchased in the open market in December 2007 that were exchanged at the close of acquisition in January 2008, as well as the sale of a minority stake in Hostopia

Goodwill	3,564	3,168	396	13%	Primarily the January 2008 acquisition of Emergis

Long-Term Debt	6,348	4,584	1,764	38%

Includes the April 2008 publicly issued $500 million, seven-year Notes, and draws of $980 million from the 2012 credit facility, partly offset by a reduction of $155 million in issued commercial paper. Also included is a $436 million increase in the Canadian dollar value of the 2011 U.S. dollar Notes, which is largely offset by a lower derivative liability (see Other Long-Term Liabilities)

Other Long-Term Liabilities	1,295	1,718	(423)	(25)%	Primarily changes in U.S. dollar exchange rates and a fair value adjustment of the derivative liabilities associated with 2011 U.S. dollar Notes
Future Income Taxes	1,255	1,048	207	20%	An increase in temporary differences for long-term assets and liabilities, partly offset by lower tax rates being applied
Non-Controlling Interests	23	26	(3)	(12)%

Payment of dividends by a subsidiary to a non-controlling interest and an increase in the Company’s total effective economic interest in TELUS International Philippines Inc. from 97.4% to 100.0%, net of non-controlling interests’ share of earnings

Shareholders’ Equity
Common equity	7,182	6,926	256	4%	Primarily Net income of $1,128 million, less dividends declared of $584 million and NCIB purchases of $280 million

4.             Liquidity and capital resources

In 2008, cash provided by operating activities was supplemented by financing activities as the Company made two strategic acquisitions in January (Emergis and Fastvibe) and acquired 59 spectrum licences in the AWS auction, which ended in July.

	Quarters ended December 31			Years ended December 31
($ millions)	2008	2007	Change	2008	2007	Change

Cash provided by operating activities	747	818	(8.7)%	2,819	3,172	(11)%
Cash (used) by investing activities	(643)	(472)	(36)%	(3,433)	(1,772)	(94)%
Cash (used) provided by financing activities	(136)	(327)	58%	598	(1,369)	n.m.

(Decrease) Increase in cash and temporary investments, net	(32)	19	—	(16)	31	—
Cash and temporary investments, net, beginning of period	36	1	—	20	(11)	—

Cash and temporary investments, net, end of period	4	20	(75)%	4	20	(75)%

4.1 Cash provided by operating activities

Cash provided by operating activities decreased by $71 million and $353 million, respectively, in the fourth quarter and full year of 2008 when compared to the same periods in 2007. Changes in the fourth quarter and full year include the following:

•                  Changes in proceeds from securitized accounts receivable (which are included in non-cash working capital changes) contributed a $100 million comparative increase in cash flow in the fourth quarter and a $200 million reduction in cash flow for the full year. Specifically, proceeds from securitized accounts receivable increased by $50 million during the fourth quarter of 2008 as compared to a decrease of $50 million during this period in 2007. For the full year of 2008, proceeds were reduced by $200 million, as compared no change in 2007. Utilized proceeds from securitized accounts receivable were lower in 2008 as other sources of funding were used. See Section 4.6 Accounts receivable sale;

•                  EBITDA decreased by $16 million in the fourth quarter of 2008 and increased by $190 million for the full year of 2008, as described in Section 2 Results from operations;

•                  Share-based compensation expense in excess of payments decreased by $91 million for the full year of 2008, due to recording of the net-cash settlement feature expense in 2007 and lower cash outflows resulting from fewer option exercises;

•                  Contributions to employee defined benefits plans in excess of the net employee defined benefits plans recovery increased by $21 million for the full year of 2008, when compared to 2007. Net contributions are expected to increase in 2009. See assumptions in Section 1.5 Financial and operating targets for 2009;

•                  Interest paid increased by $22 million and $3 million, respectively, in the fourth quarter and full year of 2008. The increases were due to higher outstanding debt in 2008, partly offset by a lower effective interest rate. The increase in interest paid for the full year of 2008 was partly offset by repayment of forward starting interest rate swaps in 2007.

•                  Interest received decreased by $32 million and $39 million, respectively, for the fourth quarter and full year of 2008, due mainly to receipt of interest on income tax refunds in 2007;

•                  Income tax recoveries received net of instalments paid decreased by $124 million and $133 million, respectively, in the fourth quarter and full year of 2008, as a result of larger settlements of income tax-related matters in 2007; and

•                  Other changes in non-cash working capital, including (i) liquidation of short-term investments of $42 million in 2008 as compared to liquidations of $68 million in 2007; and (ii) increases in inventories, net of increases in advanced billings and customer deposits in 2008.

4.2 Cash used by investing activities

Cash used by investing activities increased by $171 million and $1,661 million, respectively, in the fourth quarter and full year of 2008 when compared with the same periods in 2007. The increase for the quarter resulted from higher capital expenditures and changes in non-current materials and supplies. The increase for the full year was due to the payment of $882 million for AWS spectrum licences, acquisitions totalling $696 million net of acquired cash, and higher capital expenditures.

Assets under construction were $682 million at December 31, 2008, up by $123 million from December 31, 2007, primarily reflecting a $110 million increase in property, plant and equipment under construction, including construction of the wireless HSPA network. Software intangible assets under construction increased by $13 million over the year, as expenditures in 2008 for the billing platform and other systems exceeded the transfer of $117 million to software subject to amortization resulting from implementation of the British Columbia phase of the converged wireline billing and client care platform in July.

Capital expenditures, excluding AWS spectrum licences	Quarters ended December 31			Years ended December 31
($ millions)	2008	2007	Change	2008	2007	Change

Wireline segment	395	337	17%	1,311	1,219	7.5%
Wireless segment	236	135	75%	548	551	(0.5)%

TELUS consolidated	631	472	34%	1,859	1,770	5.0%
EBITDA (as adjusted) less capital expenditures (1)	306	482	(37)%	1,920	1,988	(3.4)%

(1)             See Section 6.1 EBITDA for the calculation and description.

Capital expenditures for the full year of 2008 increased by $89 million when compared to 2007, and were in line with targeted annual expenditures of approximately $1.9 billion. For the full year of 2008, EBITDA (as adjusted) after deducting capital expenditures (excluding payment for the AWS spectrum licences) decreased by $68 million.

•                  Wireline segment capital expenditures increased by $58 million and $92 million, respectively, in the fourth quarter and full year of 2008 when compared to the same periods in 2007. The increases included investment to support high bandwidth services for business and residential customers, investment in healthcare and financial services solutions, and upfront expenditures to support new enterprise customers, partly offset by lower demand in 2008 for network access builds resulting from more moderate residential construction activity in B.C. and Alberta. Wireline cash flows (EBITDA as adjusted less capital expenditures) were $50 million and $463 million, respectively, in the fourth quarter and full year of 2008, or decreases of 60% and 24%, respectively, when compared to the same periods in 2007. The decreases reflect higher capital expenditure levels and lower EBITDA (as adjusted).

•                  Wireless segment capital expenditures increased by $101 million in the fourth quarter and decreased by $3 million in the full year of 2008, when compared to the same periods in 2007. Expenditures increased in the fourth quarter due to initiatives supporting the new HSPA network build that commenced in 2008. For the full year, expenditures were relatively unchanged as new spending on the HSPA program was offset by lower expenditures for the CDMA wireless network (including the EVDO RevA data network rollout). Wireless cash flows (EBITDA as adjusted less capital expenditures) were $256 million and $1,457 million, respectively, in the fourth quarter and full year of 2008, or a decrease of 28% and an increase of 6%, respectively, when compared to the same periods in 2007.

Payment for AWS spectrum licences	Quarters ended December 31			Years ended December 31
($ millions)	2008	2007	Change	2008	2007	Change

Capital expenditures for AWS spectrum licences	—	—	—	882	—	—

EBITDA (as adjusted) less capital expenditures and payment for AWS spectrum licences (1)	—	—	—	1,038	1,988	(48)%

(1)             See Section 6.1 EBITDA for the calculation and description.

The Company acquired 59 licences in Industry Canada’s advanced wireless services spectrum auction that concluded in July for $880 million plus auction process charges of $2 million. The amount of successful bids was paid through a combination of drawing on credit facilities and utilization of cash on hand. Industry Canada advised the Company that it had met eligibility conditions of the AWS spectrum licences effective December 31, 2008. The licences are now classified as intangible assets with indefinite lives. For the full year of 2008, EBITDA (as adjusted) less capital expenditures and payment for the AWS spectrum licences decreased by $950 million. Wireless cash flows for the full year of 2008, including the payment for AWS spectrum, were $575 million, down 58% from 2007.

Capital intensity (1)	Quarters ended December 31				Years ended December 31
(in %)	2008	2007	Change		2008	2007	Change

Capital expenditure intensity	26	20	6	pts	19	20	(1)	pt
Capital expenditure intensity, including payment for AWS spectrum licences in 2008	—	—	—		28	20	8	pts

(1)             Capital intensity is the measure of capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

TELUS’ capital expenditure intensity ratio for the full year of 2008, excluding payment for spectrum licences, reflects intensity levels of 25% for wireline and 12% for wireless, consistent with intensity levels of 25% and 13%, respectively, in 2007. Payment for AWS spectrum licences in 2008 temporarily increased TELUS’ overall capital intensity ratio to 28% and the wireless capital intensity ratio to 31%.

4.3 Cash used by financing activities

Net cash used by financing activities in the fourth quarter of 2008 was $136 million, down $191 million from the fourth quarter of 2007. For the full year of 2008, net cash provided by financing activities was $598 million, as compared to net cash used by financing activities of $1,369 million in 2007.

•                  Cash dividends paid to shareholders in 2008 were $144 million and $433 million, respectively, in the fourth quarter and full year of 2008 as compared to $270 million and $521 million, respectively, in 2007. The decrease in dividend payments in 2008 resulted from different remittance dates for dividends declared in the fourth quarter of 2008 and 2007. The fourth quarter dividend for 2008 was remitted on the January 2, 2009 payment date, while the fourth quarter dividend for 2007 was remitted on December 31, 2007, for the January 1, 2008 payment date. Otherwise, dividend payments in 2008 reflected higher quarterly declared dividend rates (see Section 2.2 Quarterly results summary), partly offset by lower shares outstanding from NCIB share repurchase programs.

•                  The Company purchased 34% of the maximum 20 million shares allowed under the fourth NCIB program ended December 19, 2008. Purchases of shares under NCIB programs decreased by $141 million and $470 million, respectively in the fourth quarter and full year of 2008 when compared to the same periods in 2007, as fewer shares were repurchased at a lower average price. During the fourth quarter of 2008, the Company repurchased 155,000 TELUS Non-Voting Shares for a total cost of $6 million.

In December 2008, the Company renewed its NCIB program, which has been in place since December 2004. The renewed program (Program 5) came into effect on December 23, 2008 and is set to expire on December 22, 2009. The maximum number of shares that may be purchased under Program 5 is four million Common Shares and four million Non-Voting Shares. Daily purchases under Program 5 may not exceed 462,444 Common Shares and 254,762 Non-Voting Shares until March 31, 2009, and thereafter may not exceed 231,222 Common Shares and 127,381 Non-Voting Shares. The shares are to be purchased on the Toronto Stock Exchange (TSX) and all repurchased shares will be cancelled. Investors may obtain a copy of the notice filed with the TSX without charge by contacting TELUS Investor Relations.

Shares repurchased for cancellation under normal course issuer bid programs

	Shares repurchased			Purchase cost ($ millions)

	Common Shares	Non-Voting Shares	Total	Charged to Share capital (1)	Charged to Retained earnings(2)	Paid

2007
Program 3 ended Dec. 19	2,904,900	10,571,800	13,476,700	264	480	744
Program 4 beginning Dec. 20	—	134,200	134,200	3	3	6
	2,904,900	10,706,000	13,610,900	267	483	750

2008
Program 4 ended Dec. 19	950,300	5,810,400	6,760,700	137	143	280
Program 5 beginning Dec. 23	—	—	—	—	—	—
	950,300	5,810,400	6,760,700	137	143	280

(1)             Represents the book value of shares repurchased.

(2)             Represents the cost in excess of the book value of shares repurchased.

Long-term debt issues net of redemptions and repayments were $14 million and $1,316 million, respectively, in the fourth quarter and full year 2008, and resulted from the following:

•                  In April 2008, the Company publicly issued $500 million, 5.95%, Series CE Notes at a price of $998.97 per $1,000 of principal. The Notes mature in April 2015. The net proceeds of the offering were used for general corporate purposes, including repayment of amounts under the 2012 revolving credit facility, and to refinance short-term financing sources, which had been utilized in January for purchase of the then issued and outstanding Emergis common shares for $743 million. The Series CE Notes require that the Company make an offer to repurchase the Notes at a price equal to 101% of their principal plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

•                  On August 6, 2008, the Board of Directors approved an increase in the authorized commercial paper program from $800 million to $1.2 billion.

•                  Amounts drawn on the 2012 bank facility increased to $980 million at December 31, 2008 from $nil one year earlier, while commercial paper issues decreased by $155 million during the year.

During the first quarter of 2008, the Company increased utilization of the 2012 bank facility from $nil to $321 million and increased commercial paper by $213 million for general corporate purposes, including acquisitions in January. During the second quarter of 2008, the Company reduced the amount drawn from the 2012 bank facility to $162 million. Utilized bank facilities increased to $430 million during the third quarter to help pay for the AWS spectrum licences. In the fourth quarter, amounts drawn on the 2012 facility increased by $550 million, offsetting a reduction in outstanding commercial paper. Commercial paper outstanding was $432 million at December 31, 2008, as compared to $968 million at September 30, $800 million at June 30 and March 31, and $587 million at December 31, 2007.

In comparison, debt financing activities for the full year of 2007 included the March issue of Series CC and CD Notes totalling $1 billion, establishment of a commercial paper program in May, and repayment of approximately $1.5 billion of maturing Notes in June. These activities contributed to a lower effective interest rate in subsequent periods.

4.4 Liquidity and capital resource measures

Liquidity and capital resource measures
As at, or years ended, December 31	2008	2007	Change

Components of debt and coverage ratios (1) ($ millions)

Net debt	7,286	6,141	1,145
Total capitalization – book value	14,621	13,197	1,424

EBITDA – excluding restructuring costs	3,838	3,609	229
Net interest cost	463	440	23

Debt ratios

Fixed-rate debt as a proportion of total indebtedness (%)	77	82	(5	)pts
Average term to maturity of debt (years)	4.0	5.3	(1.3)

Net debt to total capitalization (%) (1)	49.8	46.5	3.3	pts
Net debt to EBITDA – excluding restructuring costs (1)	1.9	1.7	0.2

Coverage ratios (1)

Interest coverage on long-term debt	4.3	4.2	0.1
EBITDA – excluding restructuring costs interest coverage	8.3	8.2	0.1

Other measures

Free cash flow ($ millions) (2)
- based on defined benefits plans net recovery	567	1,573	(1,006)
- based on defined benefits plans contributions	361	1,388	(1,027)

Dividend payout ratio of sustainable net earnings guideline – 45 to 55% (1)
Dividend payout ratio – actual earnings (%)	54	47	7	pts
Dividend payout ratio – actual earnings excluding income tax-related adjustments and net-cash settlement feature (%)	56	54	2	pts

(1)             See Section 6.4 Definitions of liquidity and capital resource measures.

(2)             See Section 6.2 Free cash flow for the definitions.

Net debt at December 31, 2008 increased from one year earlier mainly due to the $500 million debt issue in April 2008, $980 million drawn on the 2012 credit facility and $16 million lower cash balance, net of a $200 million decrease in proceeds from securitized accounts receivable and $155 million lower amounts of commercial paper issued. The net increase in debt supported payment of $882 million for AWS spectrum licences in the third quarter and $692 million (net of acquired cash) for January acquisitions. Total capitalization increased because of higher net debt and retained earnings, partly offset by lower share capital due to share repurchases.

The average term to maturity of debt of four years at December 31, 2008 decreased from 5.3 years at December 31, 2007 due to increased amounts drawn against the 2012 credit facility, partly offset by the issuance in April 2008 of $500 million, Series CE, seven-year Notes and lower amounts of issued commercial paper. The proportion of debt on a fixed rate basis decreased mainly due to amounts drawn against the 2012 credit facility, partly offset by a decrease in proceeds from securitized accounts receivable and the April 2008 seven-year Note issue and lower issues of commercial paper.

The interest coverage on long-term debt ratio was 4.3 for 2008, reflecting an increase of 0.1 from 2007 (+0.2 from higher income before income taxes and long-term interest, net of -0.1 from increased long-term interest). The EBITDA interest coverage ratio of 8.3 for 2008 reflected an increase of 0.1 from 2007 (+0.5 from higher EBITDA before restructuring, net of -0.4 from higher net interest costs).

Free cash flow for 2008, calculated using the net defined benefits plans recovery as reported previously, decreased by $1,006 million when compared to the measure one year earlier, largely due to $882 million payment for AWS spectrum licences and higher capital expenditures, as well as lower income tax recoveries and interest income, partly offset by higher EBITDA after share-based compensation and restructuring payments. Prospectively, the Company has chosen to present free cash flow adjusted for funding of defined benefit plans, as the funding requirements are largely non-discretionary and calculated independently of the net defined benefit plans recovery reflected in the calculation previously. Free cash flow for 2008, based on defined benefits plans contributions decreased by an additional $21 million.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital markets.

TELUS’ long-term financial guidelines and policies are:

•                  Net debt to EBITDA – excluding restructuring costs of 1.5 to 2.0 times

The ratio for 2008 was 1.9 times, an increase of 0.2 from 2007, as higher net debt was partly offset by improved EBITDA before restructuring costs.

•                  Dividend payout ratio of 45 to 55% of sustainable net earnings

The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 45 to 55% of sustainable net earnings. The ratios based on actual earnings for 2008 and 2007 were 54% and 47%, respectively. The ratio calculated to exclude income tax-related adjustments from earnings in 2008 was 56%. The comparable ratio for 2007, also excluding the net-cash settlement feature expense was 54%.

4.5 Credit facilities

On March 3, 2008, TELUS Corporation closed a new $700 million, 364-day credit facility with a select group of Canadian banks. On December 15, the Company renewed this credit facility, extending the term to March 1, 2010, under substantially the same terms and conditions, except for increased cost. This new facility provides incremental liquidity to TELUS and allows the Company to continue to meet one of its financial objectives, which is to generally maintain $1 billion in available liquidity. The financial ratio tests in the new facility are substantially the same as those in the 2012 $2 billion syndicated facility, which states that the borrower will not permit its net debt to operating cash flow ratio to exceed 4 to 1 and may not permit its operating cash flow to interest expense ratio to be less than 2 to 1, each as defined. The 364-day credit facility is unsecured and bears interest at Canadian prime and Canadian bankers’ acceptance rates, plus applicable margins.

At December 31, 2008, TELUS had available liquidity of $1.15 billion from unutilized credit facilities, as well as unutilized availability under its accounts receivable securitization program, consistent with the Company’s objective of maintaining at least $1 billion of available liquidity.

TELUS credit facilities at December 31, 2008

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity

Five-year revolving facility (1)	May 1, 2012	2,000	(980)	(201)	(432)	387
364-day revolving facility (2)	March 1, 2010	700	—	—	—	700
Other bank facilities	—	78	(11)	(3)	—	64

Total	—	2,778	(991)	(204)	(432)	1,151

(1)             Canadian dollars or U.S. dollar equivalent.

(2)             Canadian dollars only. Originally due March 2, 2009, the term of this facility was extended in December 2008.

TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.9 to 1 at December 31, 2008) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 8.3 to 1 at December 31, 2008) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

4.6 Accounts receivable sale

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. A March 31, 2008 amendment resulted in the term being extended to July 17, 2009, for this revolving-period securitization agreement.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of February 11, 2009.

Balance of proceeds from securitized receivables ($ millions)	2008, Dec. 31	2008, Sept. 30	2008, June 30	2008, Mar. 31	2007, Dec. 31	2007, Sept. 30	2007, June 30	2007, Mar. 31

	300	250	150	500	500	550	500	150

4.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings in 2008. DBRS Ltd. confirmed its credit ratings and trend for TELUS and TCI on March 27, 2008, and on April 7, assigned a rating and trend of A (low), stable, to TELUS’ new $500 million, 5.95%, seven-year unsecured Note issue. DBRS confirmed its rating for TELUS Corporation’s commercial paper program at R-1 (low), stable, on August 7, 2008.

On April 2, Moody’s Investors Service (Moody’s) assigned a Baa1 rating with a stable outlook to TELUS’ new debt issue, while confirming the same for TELUS’ existing senior unsecured Notes. On April 3, FitchRatings assigned a BBB+ rating with a stable outlook to the new TELUS debt issue. Standard and Poor’s assigned a BBB+ rating with a stable outlook to the new Series CE Notes. On December 17, FitchRatings re-affirmed its ratings with a stable outlook.

Credit rating summary	DBRS Ltd.	S&P	Moody’s	FitchRatings
Trend or outlook	Stable	Stable	Stable	Stable

TELUS Corporation
Senior bank debt	—	—	—	BBB+
Notes	A (low)	BBB+	Baa1	BBB+
Commercial paper	R-1 (low)	—	—	—

TELUS Communications Inc. (TCI)
Debentures	A (low)	BBB+	—	BBB+
Medium-term notes	A (low)	BBB+	—	BBB+
First mortgage bonds	A (low)	A-	—	—

5.     Risks and risk management

The following are significant updates to the risks described in Section 10 of TELUS’ 2007 annual and 2008 interim first, second and third quarter Management’s discussions and analyses.

5.1 Regulatory

Implementation of phase II wireless enhanced 911 (E9-1-1) services

On February 2, 2009, the CRTC issued Telecom Policy CRTC 2009-40, directing Canadian wireless service providers to implement wireless phase II E9-1-1 service by February 1, 2010 and ruling that wireless service providers are responsible for their own costs of implementation. Wireless phase II E9-1-1 services will automatically provide E9-1-1 call centres with more precise location information when a person calls 9-1-1 emergency services from their wireless handsets. Wireless phase II E9-1-1 services will provide the caller’s location using a GPS-based system, a triangulation method using the nearest cellular towers, or a combination thereof. The CRTC has ordered all Canadian wireless providers to implement wireless phase II E9-1-1 services in the same areas where wireline E9-1-1 services were already available by February 1, 2010 (stage 1). The CRTC is expected to issue a decision on stage 2 of phase II E9-1-1 (providing mid-call location updates) after a working group tables its recommendations later in 2009. TELUS is working to meet the requirements from this CRTC decision, but there can be no assurance that TELUS can successfully implement the first stage of wireless phase II E9-1-1 services across its entire wireless operating territory by February 1, 2010.

Additional forbearance decisions

In 2008, the CRTC continued to take steps to forbear from regulating prices, particularly for services offered in competitive markets.

Residential and business local exchange services: Cumulatively, TELUS has received approval for deregulation of local phone services for residential markets covering approximately 80% of its residential lines in non-high cost serving areas (urban and suburban areas) and approximately 70% of its business lines. In aggregate, approximately 67% of total lines are deregulated.

Retail quality of service in non-forborne markets: In Telecom Decision 2008-15, the CRTC reduced the requirement for incumbent local exchange carriers (ILECs) to track and report retail quality of service measures in non-forborne markets from 17 measures to three: Installation appointments met, Out-of-service trouble reports cleared within 24 hours, and Repair appointments met. The requirement to track and monitor these indicators is expected to continue at least until the conclusion of a follow-up CRTC process examining whether any quality of service regime should remain in non-forborne areas. The CRTC also removed, in its entirety, the retail rate adjustment plan that previously required ILECs to make rate rebates to their customers if their annual performance for certain quality of service indicators failed to meet a designated standard.

High capacity/digital data services inter-exchange private lines: In November 2008, the CRTC forbore, with some conditions, from regulating 193 additional TELUS inter-exchange private line routes, where competitor presence tests were met. In May 2008, forbearance was granted on some 70 TELUS inter-exchange private line routes.

5.2 Technology risks

Restructuring of equipment vendors may impact the services and solutions TELUS provides

TELUS has a number of relationships with equipment vendors, which are important to providing the services and solutions TELUS provides to its retail and business customers. TELUS faces the risk that some equipment vendors may experience business difficulties, may not remain viable or may have to restructure their operations, which could impact their ability to support all of their products in future. This may negatively impact the services and solutions TELUS provides.

In January 2009, Nortel Networks filed for creditor protection, which was soon approved by the Ontario Superior Court, shielding the company from creditors and lawsuits while it attempts to restructure. Nortel has advised TELUS that it does not expect this process to impact the normal, day-to-day operations and has assured the Company that maintenance contracts in place with TELUS will continue to be supported and Nortel will continue to perform the services and support under these agreements without interruption. In addition, TELUS sells/resells Nortel solutions to its business customers and as a result may be impacted.

Risk mitigation: TELUS planned for this possibility in terms of future growth, maintenance and support of existing Nortel equipment and services. TELUS has a comprehensive contingency plan for multiple scenarios that might be realized if the situation changes, including exposure to multiple suppliers, and ongoing strong vendor relations. TELUS has selected Nokia Siemens Networks and Huawei Technologies as its vendors for its next generation HSPA network build occurring in 2009 and 2010. There can be no guarantee that the outcome of the Nortel restructuring will not affect the services that TELUS provides to its customers, or that TELUS will not incur additional costs to continue providing services.

Implementation of HSPA and 4G network technologies and systems

TELUS and Bell have previously announced a joint HSPA network build with service expected by early 2010, demonstrating TELUS’ commitment to a technology path that provides an optimal transition to 4G LTE. Though this agreement builds the foundation for reducing capital and operating costs, there is no limitation on either party from building further network infrastructure to meet future and changing business requirements. Accordingly, there is the risk that TELUS’ future capital expenditures may be higher than those recorded historically and expected for 2009.

In addition, the expected timing and completion of the HSPA network are subject to various risks and uncertainties, including vendor performance and delivery related to completion of the network build and sharing agreement with Bell Canada; risks of relying on Bell Canada to complete its respective HSPA network build-out on schedule; handset incompatibility with network technology; expected benefits, efficiencies and cost savings from the new HSPA or LTE technology or related services may not be fully realized; roaming revenue risk from foreign carriers; transition of services or technology will be more difficult than expected; new HSPA services may lead to faster than expected transition from TELUS’ existing services; risks associated with the integration of billing and IT systems; LTE may not emerge as the worldwide 4G technology standard as expected; and other anticipated and unanticipated costs, expenses and risk factors relating to TELUS or affecting Bell Canada or the selected suppliers.

While TELUS plans to leverage the HSPA economies of scale found in the family of Third Generation Partnership Project (3GPP) technologies, there can be no assurance that these economies of scale will be better or worse than past experiences with CDMA2000-based technologies.

Risk mitigation: By reaching an agreement with Bell to jointly build out an HSPA network, TELUS is better able to manage its capital expenditures and more quickly deliver a commercial network than it could otherwise accomplish individually. TELUS’ continued roaming/resale agreements with Bell are possible because both companies have a similar mobile technology path, vendors, and an existing relationship in this arena. TELUS’ continued partnership with Bell is expected to provide cost savings beyond the initial network build, and flexibility to invest in service differentiation.

5.3 Process risks

Large complex deals

TELUS’ operating efficiency and earnings may be negatively impacted by challenges with (or ineffective) implementation of large, complex deals for enterprise customers, which may be characterized by significant, upfront expenses and capital expenditures, and a need to anticipate, understand and respond to complex and multi-faceted enterprise customer specific requirements and stakeholders. There can be no assurance that service implementation will proceed as planned and expected efficiencies achieved, which may impact return on investment or desired margins to be realized. The Company may also be constrained by available staff, system resources and cooperation of existing service providers, which can limit the number of large contracts that can be implemented concurrently in a given period.

Risk mitigation for large complex deals: TELUS has recently implemented internal reorganizations, such as one that consolidated three enabling units, Technology strategy, Network operations and Business transformation, into two integrated teams: Technology strategy and Business transformation & Technology operations. The expected future benefits include streamlined operations, more effective deployment of technologies and supporting systems, cost efficiencies and improved customer service, and better capability to implement large complex deals. TELUS follows industry standard practices for rigorous project management including executive (senior) level governance and project oversight; appropriate project resources, tools and supporting processes; and proactive project specific risk assessments and risk mitigation planning. TELUS also conducts independent project reviews to help monitor progress and identify areas which may require additional focus, and to identify systemic issues and learnings in project implementations which may be shared between projects.

5.4 Financing and debt requirements

TELUS’ business plans and growth could be negatively affected if existing financing is not sufficient to cover funding requirements

Risk factors such as disruptions in the capital markets, increased bank capitalization regulations, reduced lending in general, or a reduced number of active Canadian chartered banks as a result of reduced activity or consolidation, could reduce capital available, or increase the cost of such capital, for investment grade corporate credits such as TELUS.

Risk mitigation: TELUS may finance future capital requirements with internally generated funds as well as, from time to time, borrowings under the unutilized portion of its bank credit facility, use of securitized accounts receivable, use of commercial paper or the issuance of debt or equity securities. TELUS has access to a shelf prospectus pursuant to which it can offer $2.5 billion of debt and equity. TELUS believes its adherence to its stated financial policies and resulting investment grade credit ratings, coupled with its efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets.

On March 3, 2008, the Company closed a new $700 million, 364-day credit facility with a select group of Canadian banks. This facility provides incremental liquidity to TELUS and allows the Company to continue to meet one of its financial objectives, which is to generally maintain $1 billion in available liquidity. The Company had unutilized credit facilities of $1.15 billion at December 31, 2008, including the 364-day facility. On December 15, 2008, TELUS reached agreement with the participating banks to extend this agreement to March 1, 2010. This extension of the credit agreement in the current difficult credit markets demonstrates TELUS capability to finance itself in a challenging environment.

As described in Section 4.6 Accounts receivable securitization, TCI entered into an agreement with an arm’s-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. At December 31, 2008, TCI had received aggregate cash proceeds of $300 million. TCI is required to maintain at least a BBB(low) credit rating by DBRS Ltd — currently A(low) — failing which, the Company may be required to wind down the program prior to the July 2009 termination date of the agreement. The Company has routinely extended the termination date of the agreement in the past and plans to seek an extension or establish a replacement agreement prior to the current termination date but there can be no assurance it will be successful.

Ability to refinance maturing debt

On August 6, 2008, TELUS’ commercial paper program was increased from a maximum of $800 million to a maximum $1.2 billion to permit increased access to low cost funding. At December 31, 2008, TELUS had $432 million of commercial paper issued, which will need to be refinanced on an ongoing basis to enable the cost savings relative to borrowing on the 2012 credit facility to be realized. Capital market conditions may prohibit the rolling of commercial paper at low rates.

Risk mitigation: The Company’s commercial paper program is fully backstopped by the 2012 credit facility. TELUS may refinance amounts drawn on its credit facilities with longer-term maturities. At December 31, 2008, TELUS had no significant amounts of long-term debt maturing until 2011 and 2012. Consistent with past practice, TELUS may also pre-fund or refinance long-term debt prior to maturity. TELUS could also reduce repurchase activity under its NCIB share repurchase plan to conserve funds for operations or servicing debt. The NCIB program annual approved maximum amount to December 2009 is eight million shares or approximately 2.5% of TELUS’ outstanding shares (2008 program for a maximum 20 million shares with 6.8 million purchased).

A reduction in TELUS credit ratings could impact TELUS’ cost of capital and access to capital

TELUS’ cost of capital could increase and access to capital might be affected by a reduction in TELUS’ and/or TCI’s credit ratings. There can be no assurance that TELUS can maintain or improve current credit ratings.

Risk mitigation: TELUS seeks to achieve, over time, debt credit ratings in the range of BBB+ to A-, or equivalent. The four credit rating agencies that rate TELUS currently have ratings that are in line with this target with a stable outlook. TELUS has financial policies in place that were established to help maintain or improve existing credit ratings. TELUS’ credit ratings were confirmed in 2008 by the four credit rating agencies that cover the Company..

Lower than expected free cash flow could constrain ability to invest in operations or make purchases under NCIB share repurchase programs

TELUS expects to generate free cash flow in 2009, which would be available to, among other things, pay dividends to shareholders and possibly repurchase shares. While anticipated cash flow is expected to be more than sufficient to meet current requirements and remain in compliance with TELUS’ financial policies, these intentions could constrain TELUS’ ability to invest in its operations for future growth or to complete share repurchases. TELUS has set its financial policies with the expectation that taxable income will be generated and that substantial net cash tax payments of approximately $320 to $350 million will commence in 2009, in respect of payments for the 2008 tax year in February 2009 and on an instalment basis for 2009. In addition, the Company expects funding of employee defined benefits plans to increase in 2009, as described in Section 1.5. Payment of net cash income taxes and funding of defined benefits plans in the future will reduce the after-tax cash flow otherwise available to return capital to shareholders. If actual results are different from TELUS’ expectations, there can be no assurance that TELUS will not need to change its financing plans, including its intention to repurchase TELUS shares, or pay dividends according to the target payout guideline.

Risk mitigation: From December 2004 through December 2008, TELUS had sufficient cash flow to repurchase shares under five NCIB programs. See Section 4.3 Cash used by financing activities. As the Company begins paying cash income taxes, it may choose to not renew or to reduce the size of the NCIB share repurchase program, as warranted.

The TELUS Board reviews the dividend each quarter, based on a number of factors including a target dividend payout ratio guideline of 45 to 55% of sustainable net earnings. This review resulted in a 2.5 cent or 5.6% increase in the quarterly dividend payout rate effective with the dividend paid on January 2, 2009. Based on the beginning of year level of quarterly dividend and shares outstanding, dividend payments would total approximately $600 million in 2009.

5.5 Litigation and legal matters

Uncertified class actions

TELUS and certain subsidiaries are defendants in a number of uncertified class actions. The Company has observed an increased willingness on the part of claimants to launch class actions whereby a representative plaintiff seeks to pursue a legal claim on behalf of a large group of persons. A successful class action lawsuit, by its nature, could result in a sizable damage award that negatively affects a defendant’s results.

One such lawsuit is a class action was brought on June 26, 2008, in the Saskatchewan Court of Queen’s Bench alleging that, among other things, Canadian telecommunications carriers including the Company have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing it off as government charges. The Plaintiffs seek restitution and direct and punitive damages in an unspecified amount. The Company is assessing the merits of this claim, but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

Risk mitigation: The Company is vigorously defending certification of these actions. Certification is a procedural step that determines whether a particular lawsuit may be prosecuted by a representative plaintiff on behalf of a class of individuals. Certification of a class action does not determine the merits of the claim, so that if the Company were unsuccessful in defeating certification, the plaintiffs would still be required to prove the merits of their claims. In addition, the Company believes that it has put in place reasonable policies, processes and awareness designed to enable compliance with legal obligations and reduce exposure to legal claims.

5.6 Economic growth and fluctuations

It is expected that the slower Canadian economic growth in the fourth quarter of 2008 will continue into much of 2009, reflecting a significant reduction in commodity prices, a U.S. economy in recession, weakened global economic growth, and continued tight global credit conditions. The principal risk to the current view of the Canadian economy is the impact of the continued negative developments occurring globally on Canadian business and consumer confidence, and thus is expected to impact both the business and consumer sectors.

Continuation of economic uncertainty or recessions may adversely impact TELUS

An extended economic downturn may cause residential and business telecommunications customers to delay new service purchases, reduce volumes of use, discontinue use of services or seek lower-priced alternatives. Significant economic downturns or recessions could adversely impact TELUS’ profitability, free cash flow and bad debt expense, and potentially require the Company to record impairments to the carrying value of its assets including, but not limited to, its intangible assets with indefinite lives (spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in shareholders’ equity, but would not affect cash flow.

Risk mitigation: The Company cannot completely mitigate economic risks. TELUS has continued to benefit from healthy ongoing growth in the Canadian wireless sector. Through most of 2008, TELUS continued to benefit from growth in the cyclical resource economies in B.C. and Alberta, which are now expected to experience lower future growth. TELUS has continued to add business customers in Central Canada, focussing on four key vertical markets of the public sector, healthcare, financial services and energy, which are generally expected to be less exposed to the economic downturn than the manufacturing and export-oriented industries in Ontario and Quebec. To mitigate worsening economic impacts, TELUS may pursue additional cost reduction and efficiency initiatives, as well as reduce NCIB share repurchases and/or capital expenditures.

Pension funding

Economic fluctuations could also adversely impact the funding and expense associated with the defined benefit pension plans that TELUS sponsors. There can be no assurance that TELUS’ pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may occur if total pension liabilities exceed the total value of the respective trust funds. Unfunded differences may arise from lower than expected investment returns, reductions in the discount rate used to value pension liabilities, and actuarial loss experiences.

Risk mitigation: TELUS seeks to mitigate this risk through the application of policies and procedures designed to control investment risk and ongoing monitoring of its funding position. Pension expense and funding for 2009 were largely determined by the rates of return on the plans’ assets for 2008 and interest rates at year-end 2008. As at December 31, 2008, the Company’s best estimate for defined benefits pension plans expense in 2009 is $18 million, as compared to a recovery of approximately $100 million in 2008, and the Company’s estimate of cash contributions to its defined benefit pension plans in 2009 is $211 million ($102 million in 2008).

6.     Reconciliation of non-GAAP measures and definition of key operating indicators

6.1 Earnings before interest taxes depreciation and amortization (EBITDA)

TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants — see Section 6.4 — EBITDA excluding restructuring costs. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS’ computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with Net income and Operating income. EBITDA (as adjusted) excludes a charge for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA and EBITDA (as adjusted) are regularly reported to the chief operating decision-maker.

	Quarters ended December 31		Years ended December 31
($ millions)	2008	2007	2008	2007

Net income	285	400	1,128	1,258
Other expense (income)	11	6	36	36
Financing costs	118	109	463	440
Income taxes	88	(19)	436	233
Non-controlling interest	—	3	3	7

Operating income	502	499	2,066	1,974
Depreciation	351	386	1,384	1,355
Amortization of intangible assets	84	68	329	260

EBITDA	937	953	3,779	3,589
Net-cash settlement feature expense	—	1	—	169

EBITDA (as adjusted)	937	954	3,779	3,758

In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

	Quarters ended December 31		Years ended December 31
($ millions)	2008	2007	2008	2007

EBITDA	937	953	3,779	3,589
Capital expenditures	(631)	(472)	(1,859)	(1,770)

EBITDA less capital expenditures	306	481	1,920	1,819
Net-cash settlement feature expense	—	1	—	169

EBITDA (as adjusted) less capital expenditures	306	482	1,920	1,988
Payment for AWS spectrum licences	—	—	(882)	—

EBITDA (as adjusted) less capital expenditures and payment for AWS spectrum licences	306	482	1,038	1,988

6.2 Free cash flow

TELUS reports free cash flow because it is a key measure used by management to evaluate its performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS’ performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is considered relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

Prospectively, the Company has chosen to present free cash flow adjusted for contributions to employee defined benefit plans, as the contributions have a significant non-discretionary component and are determined separately from the net defined benefit plans expense previously included in the calculation. The following tables present free cash flow on both bases.

The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

	Quarters ended December 31		Years ended December 31
($ millions)	2008	2007	2008	2007

Cash provided by operating activities	747	818	2,819	3,172
Cash (used) by investing activities	(643)	(472)	(3,433)	(1,772)

	104	346	(614)	1,400

Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	(8)	(3)	(3)	(4)
Reduction (increase) in securitized accounts receivable	(50)	50	200	—
Non-cash working capital changes except changes from income tax payments (receipts), interest payments (receipts) and securitized accounts receivable, and other	3	(14)	86	(10)
Acquisitions	—	—	696	—
Proceeds from the sale of property and other assets	—	(2)	(13)	(7)
Other investing activities	12	2	9	9

Free cash flow based on defined benefit plans employer contributions	61	379	361	1,388
Net employee defined benefit plans recovery (expense)	27	23	102	92
Employer contributions to employee defined benefit plans	26	25	104	93

Free cash flow based on defined benefit plans net expense	114	427	567	1,573

The following shows management’s calculation of free cash flow.

	Quarters ended December 31		Years ended December 31
($ millions)	2008	2007	2008	2007

EBITDA	937	953	3,779	3,589

Share-based compensation	(20)	(30)	5	96
Net employee defined benefit plans expense (recovery)	(27)	(23)	(102)	(92)
Employer contributions to employee defined benefit plans	(26)	(25)	(104)	(93)
Restructuring costs net of cash payments	30	3	16	(18)
Donations and securitization fees included in Other expense	(8)	(9)	(30)	(37)
Cash interest paid	(193)	(171)	(457)	(454)
Cash interest received	1	33	3	42
Income taxes received (paid) and other	(2)	120	(8)	125
Capital expenditures	(631)	(472)	(1,859)	(1,770)
Payment for advanced wireless spectrum licences	—	—	(882)	—

Free cash flow based on defined benefit plans employer contributions	61	379	361	1,388
Employer contributions to employee defined benefit plans in excess of net employee defined benefit plans expense (recovery)	53	48	206	185

Free cash flow based on defined benefit plans net expense	114	427	567	1,573

6.3 Definition of key wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

6.4 Definition of liquidity and capital resource measures

Dividend payout ratio and dividend payout ratio of sustainable net earnings: For actual earnings, the measure is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 45 to 55% of sustainable net earnings. The dividend payout ratio on an actual basis, excluding income tax-related adjustments and the net-cash settlement feature, is considered more representative of a sustainable calculation.

EBITDA — excluding restructuring costs is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $59 million and $20 million, respectively, for the years ended December 31, 2008 and 2007.

EBITDA — excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt.

Net debt is a non-GAAP measure whose nearest GAAP measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

	As at December 31
($ millions)	2008	2007

Long-term debt including current portion	6,352	4,589
Debt issuance costs netted against long-term debt	28	30
Derivative liability	778	1,179
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt	(168)	(137)
Cash and temporary investments	(4)	(20)
Proceeds from securitized accounts receivable	300	500

Net debt	7,286	6,141

The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, and is in respect of the US$1,925 million debenture maturing June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Net debt to EBITDA — excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring costs. TELUS’ guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Should they occur, losses recorded on the redemption of long-term debt are included in net interest costs. Net interest costs for the years ended December 31, 2008 and 2007 are equivalent to reported financing costs for those periods.

Total capitalization — book value excludes accumulated other comprehensive income or loss and is calculated as follows:

	As at December 31
($ millions)	2008	2007

Net debt	7,286	6,141
Non-controlling interests	23	26
Shareholders equity	7,182	6,926
Accumulated other comprehensive loss	130	104

Total capitalization — book value	14,621	13,197

consolidated statements of income and other comprehensive income	(unaudited)

	Three months		Twelve months
Periods ended December 31 (millions except per share amounts)	2008	2007	2008	2007
OPERATING REVENUES	$2,454	$2,330	$9,653	$9,074
OPERATING EXPENSES
Operations	1,479	1,371	5,815	5,465
Restructuring costs	38	6	59	20
Depreciation	351	386	1,384	1,355
Amortization of intangible assets	84	68	329	260
	1,952	1,831	7,587	7,100
OPERATING INCOME	502	499	2,066	1,974
Other expense, net	11	6	36	36
Financing costs	118	109	463	440
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	373	384	1,567	1,498
Income taxes	88	(19)	436	233
Non-controlling interests	—	3	3	7
NET INCOME AND COMMON SHARE AND NON-VOTING SHARE INCOME	285	400	1,128	1,258
OTHER COMPREHENSIVE INCOME
Change in unrealized fair value of derivatives designated as cash flow hedges	(21)	18	(26)	82
Foreign currency translation adjustment arising from translating financial statements of self-sustaining foreign operations	4	(2)	2	(7)
Change in unrealized fair value of available-for-sale financial assets	—	(1)	(2)	(1)
	(17)	15	(26)	74
COMPREHENSIVE INCOME	$268	$415	$1,102	$1,332
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
– Basic	$0.90	$1.23	$3.52	$3.79
– Diluted	$0.89	$1.22	$3.51	$3.76
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	$0.475	$0.45	$1.825	$1.575
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
– Basic	318	326	320	332
– Diluted	319	328	322	334

consolidated statements of financial position	(unaudited)

As at December 31 (millions)	2008	2007
ASSETS
Current Assets
Cash and temporary investments, net	$4	$20
Short-term investments	—	42
Accounts receivable	966	711
Income and other taxes receivable	25	121
Inventories	333	243
Prepaid expenses and other	220	200
Derivative assets	10	4
	1,558	1,341
Capital Assets, Net
Property, plant, equipment and other	7,317	7,196
Intangible assets subject to amortization	1,317	959
Intangible assets with indefinite lives	3,849	2,967
	12,483	11,122
Other Assets
Deferred charges	1,513	1,318
Investments	42	39
Goodwill	3,564	3,168
	5,119	4,525
	$19,160	$16,988

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$1,465	$1,476
Income and other taxes payable	163	7
Restructuring accounts payable and accrued liabilities	51	35
Dividends payable	151	—
Advance billings and customer deposits	689	632
Current maturities of long-term debt	4	5
Current portion of derivative liabilities	75	27
Current portion of future income taxes	459	504
	3,057	2,686
Long-Term Debt	6,348	4,584
Other Long-Term Liabilities	1,295	1,718
Future Income Taxes	1,255	1,048
Non-Controlling Interests	23	26
Shareholders’ Equity	7,182	6,926
	$19,160	$16,988

consolidated statements of cash flows	(unaudited)

	Three months		Twelve months
Periods ended December 31 (millions)	2008	2007	2008	2007
OPERATING ACTIVITIES
Net income	285	$400	$1,128	$1,258
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	435	454	1,713	1,615
Future income taxes	(129)	(16)	161	377
Share-based compensation	(20)	(30)	5	96
Net employee defined benefit plans expense	(27)	(23)	(102)	(92)
Employer contributions to employee defined benefit plans	(26)	(26)	(104)	(93)
Restructuring costs, net of cash payments	30	3	16	(18)
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	8	3	3	4
Net change in non-cash working capital	191	53	(1)	25
Cash provided by operating activities	747	818	2,819	3,172
INVESTING ACTIVITIES
Capital expenditures excluding advanced wireless services spectrum licences	(631)	(472)	(1,859)	(1,770)
Payment for advanced wireless services spectrum licences	—	—	(882)	—
Acquisitions	—	—	(696)	—
Proceeds from the sale of property and other assets	—	2	13	7
Change in non-current materials and supplies, purchase of investments and other	(12)	(2)	(9)	(9)
Cash used by investing activities	(643)	(472)	(3,433)	(1,772)
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued	—	—	—	1
Dividends to shareholders	(144)	(270)	(433)	(521)
Purchase of Common Shares and Non-Voting Shares for cancellation	(6)	(147)	(280)	(750)
Long-term debt issued	3,438	2,989	12,983	7,763
Redemptions and repayment of long-term debt	(3,424)	(2,899)	(11,667)	(7,857)
Dividends paid by a subsidiary to non-controlling interests	—	—	(5)	(4)
Other	—	—	—	(1)
Cash provided (used) by financing activities	(136)	(327)	598	(1,369)
CASH POSITION
Increase (decrease) in cash and temporary investments, net	(32)	19	(16)	31
Cash and temporary investments, net, beginning of period	36	1	20	(11)
Cash and temporary investments, net, end of period	4	20	$4	$20
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)	(193)	(171)	$(457)	$(454)
Interest received	1	33	$3	$42
Income taxes (inclusive of Investment Tax Credits (paid) received, net	(2)	122	$(10)	$123

segmented information

(unaudited)

Quarters ended December 31	Wireline		Wireless		Eliminations		Consolidated
(millions)	2008	2007	2008	2007	2008	2007	2008	2007
Operating revenues
External revenue	$1,266	$1,219	$1,188	$1,111	$—	$—	$2,454	$2,330
Intersegment revenue	35	31	7	7	(42)	(38)	—	—
	1,301	1,250	1,195	1,118	(42)	(38)	2,454	2,330
Operating expenses
Operations expense	824	783	697	626	(42)	(38)	1,479	1,371
Restructuring costs	32	6	6	—	—	—	38	6
	856	789	703	626	(42)	(38)	1,517	1,377
EBITDA(1)	$445	$461	$492	$492	$—	$—	$937	$953
CAPEX(2)	$395	$337	$236	$135	$—	$—	$631	$472
EBITDA less CAPEX	$50	$124	$256	$357	$—	$—	$306	$481
Operating expenses (as adjusted)(3)
Operations expense (as adjusted)(3)	824	781	697	627	(42)	(38)	1,479	1,370
Restructuring costs	32	6	6	—	—	—	38	6
	856	787	703	627	(42)	(38)	1,517	1,376
EBITDA (as adjusted)(3)	$445	$463	$492	$491	$—	$—	$937	$954
CAPEX(2)	$395	$337	$236	$135	$—	$—	$631	$472
EBITDA (as adjusted) less CAPEX	$50	$126	$256	$356	$—	$—	$306	$482
					EBITDA (as adjusted)(from above)		$937	$954
					Incremental charge(3)		—	(1)
					EBITDA (from above)		937	953
					Depreciation		351	386
					Amortization		84	68
					Operating income		502	499
					Other expense, net		11	6
					Financing costs		118	109
					Income before income taxes and non-controlling interests		373	384
					Income taxes		88	(19)
					Non-controlling interests		—	3
					Net income		$285	$400

(1)             Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)             Capital expenditures (“CAPEX”).

(3)             Substantially all of the Company’s share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, were amended by adding a net-cash settlement feature; such amendment resulted in an incremental charge to operations of $NIL (2007 - $1) and did not result in an immediate cash outflow. In respect of 2008 and 2007 results provided to the Company’s chief operating decision maker, operations expense and EBITDA are being presented both with, and without, the impact of such amendment.

segmented information

(unaudited)

Years ended December 31	Wireline		Wireless		Eliminations		Consolidated
(millions)	2008	2007	2008	2007	2008	2007	2008	2007
Operating revenues
External revenue	$5,021	$4,810	$4,632	$4,264	$—	$—	$9,653	$9,074
Intersegment revenue	131	114	28	27	(159)	(141)	—	—
	5,152	4,924	4,660	4,291	(159)	(141)	9,653	9,074
Operating expenses
Operations expense	3,327	3,222	2,647	2,384	(159)	(141)	5,815	5,465
Restructuring costs	51	19	8	1	—	—	59	20
	3,378	3,241	2,655	2,385	(159)	(141)	5,874	5,485
EBITDA(1)	$1,774	$1,683	$2,005	$1,906	$—	$—	$3,779	$3,589
Capital expenditures	$1,311	$1,219	$548	$551	$—	$—	$1,859	$1,770
Advanced wireless services spectrum licences	—	—	882	—	—	—	882	—
CAPEX(2)	$1,311	$1,219	$1,430	$551	$—	$—	$2,741	$1,770
EBITDA less CAPEX	$463	$464	$575	$1,355	$—	$—	$1,038	$1,819
Operating expenses (as adjusted)(3)
Operations expense (as adjusted)(3)	3,327	3,077	2,647	2,360	(159)	(141)	5,815	5,296
Restructuring costs	51	19	8	1	—	—	59	20
	3,378	3,096	2,655	2,361	(159)	(141)	5,874	5,316
EBITDA (as adjusted)(3)	$1,774	$1,828	$2,005	$1,930	$—	$—	$3,779	$3,758
Capital expenditures	$1,311	$1,219	$548	$551	$—	$—	$1,859	$1,770
Advanced wireless services spectrum licences	—	—	882	—	—	—	882	—
CAPEX(2)	$1,311	$1,219	$1,430	$551	$—	$—	$2,741	$1,770
EBITDA (as adjusted) less CAPEX	$463	$609	$575	$1,379	$—	$—	$1,038	$1,988
					EBITDA (as adjusted)(from above)		$3,779	$3,758
					Incremental charge(3)		—	169
					EBITDA (from above)		3,779	3,589
					Depreciation		1,384	1,355
					Amortization		329	260
					Operating income		2,066	1,974
					Other expense, net		36	36
					Financing costs		463	440
					Income before income taxes and non-controlling interests		1,567	1,498
					Income taxes		436	233
					Non-controlling interests		3	7
					Net income		$1,128	$1,258

(1)             Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)             Total capital expenditures (“CAPEX”) are the sum of capital expenditures and advances wireless services spectrum licences.

(3)             Substantially all of the Company’s share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, were amended by adding a net-cash settlement feature; such amendment resulted in an incremental charge to operations of $NIL (2007 - $169) and did not result in an immediate cash outflow. In respect of 2008 and 2007 results provided to the Company’s chief operating decision maker, operations expense and EBITDA are being presented both with, and without, the impact of such amendment.